      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1999


                                                      REGISTRATION NO. 333-73185
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                            ------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ENGELHARD CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                              22-1586002
          (STATE OR OTHER JURISDICTION OF                     (I.R.S. EMPLOYER IDENTIFICATION NO.)
          INCORPORATION OR ORGANIZATION)

                                101 WOOD AVENUE
                            ISELIN, NEW JERSEY 08830
                                 (732) 205-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            ARTHUR A. DORNBUSCH, II
                            VICE PRESIDENT, GENERAL
                             COUNSEL AND SECRETARY
                             ENGELHARD CORPORATION
                                101 WOOD AVENUE
                            ISELIN, NEW JERSEY 08830
                                 (732) 205-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                JAMES J. CLARK, ESQ                                  JOEL S. KLAPERMAN, ESQ.
              CAHILL GORDON & REINDEL                                  SHEARMAN & STERLING
                  80 PINE STREET                                      599 LEXINGTON AVENUE
              NEW YORK, NY 10005-1702                                NEW YORK, NY 10022-6069
                  (212) 701-3000                                         (212) 848-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDER IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.


                    Subject to Completion Dated May   , 1999


PROSPECTUS

                               26,000,000 Shares

                             ENGELHARD CORPORATION
                                  Common Stock
                            ------------------------

The selling stockholder, Minorco, is offering all of its 26,000,000 shares of common stock of Engelhard Corporation to be sold in the offering. We will not receive any proceeds from the offering.


Our common stock is traded on the New York Stock Exchange under the symbol "EC."
On May   , 1999, the last reported sale price for our common stock on the New
York Stock Exchange was $
per share.


SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF RISKS INVOLVED IN AN INVESTMENT IN THE SHARES.
                            ------------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                     UNDERWRITING        PROCEEDS TO
                                    PRICE TO         DISCOUNTS AND         SELLING
                                     PUBLIC           COMMISSION         STOCKHOLDER
                                -----------------  -----------------  -----------------
Per Share.....................  $                  $                  $
Total.........................  $                  $                  $

                            ------------------------

Minorco has granted the underwriters the right to purchase up to an additional 2,000,000 shares to cover overallotments. The underwriters expect to deliver the
shares on             , 1999.

The joint bookrunners are J.P. Morgan & Co. and Morgan Stanley Dean Witter.
                            ------------------------
                              Joint Lead Managers

J.P. MORGAN & CO.                                     MORGAN STANLEY DEAN WITTER

                            LAZARD FRERES & CO. LLC
                            ------------------------

DONALDSON, LUFKIN & JENRETTE

                              MERRILL LYNCH & CO.
                                                            SALOMON SMITH BARNEY

                , 1999

                               TABLE OF CONTENTS

                                                              PAGE
Summary.....................................................    3
Risk Factors................................................   10
Forward Looking Statements..................................   13
Where You Can Find More Information.........................   14
Use of Proceeds.............................................   15
Price Range of Common Stock and Dividend Policy.............   15
Capitalization..............................................   16
Selected Consolidated Financial Data........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   37
Management..................................................   43
The Selling Stockholder.....................................   45
Description of Capital Stock................................   45
Underwriting................................................   48
Legal Matters...............................................   49
Experts.....................................................   50
Index to Financial Statements...............................  F-1

                            ------------------------

                             ABOUT THIS PROSPECTUS

You should read this prospectus in its entirety. It contains information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters and Minorco have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters and Minorco are not, making an offer to sell these securities in any jurisdiction except where the offer or sale is permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of these documents. Our business, financial condition, results of operations and prospects may have changed since the applicable date. In this prospectus, "Engelhard," "we," "our," and "us" refer to Engelhard Corporation and its consolidated subsidiaries and "Minorco" and "selling stockholder" refer to Minorco.

Product designations appearing in italics throughout this prospectus supplement are trademarks, trade names or service marks of Engelhard Corporation and its various operations. "Cloisonne(R)," "CMX(R)," "Duochrome(R)," "Meteor(R)," "Luminex(R)," and "Premair(R)" are Engelhard Corporation registered trademarks.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common stock offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so.

                                    SUMMARY

You should read the entire prospectus carefully, including our financial statements and the notes thereto appearing elsewhere in this prospectus. Unless we state otherwise, all information assumes the underwriters do not exercise the overallotment option.

                             ENGELHARD CORPORATION

We are a leading developer and producer of products and systems based on our expertise in chemistry and other sciences. We have leadership positions in air pollution control, catalysts, pigments and additives, products containing precious metals and the dealing and managing of precious metals and other raw materials. Our main focus is on matching unique technologies to market needs, thereby delivering significant value to customers. Our products and systems enable our customers to improve the performance and cost-effectiveness of their products and manufacturing processes.

Collectively, our businesses represent a unique set of technology platforms and channels to market. We believe we hold leadership positions in most key markets served. Strategically, we focus on the higher, more profitable portion of those markets. We have a global presence with more than 100 locations in 28 countries, including 44 manufacturing facilities. We employ approximately 6,425 people worldwide. We had net sales of $4.2 billion and operating earnings of $309.4 million in 1998.

We organized our business activities into five segments:

- Our Environmental Technologies segment develops and markets sophisticated emission-control technologies and systems that enable customers to cost-effectively meet clean-air regulations.

- Our Process Technologies segment consists of our Chemical Catalysts and Petroleum Catalysts businesses. Chemical Catalysts serves a broad spectrum of the chemical industry, including the petrochemical, pharmaceutical and food segments. Petroleum Catalysts develops and markets catalyst-based technologies that enable petroleum refiners to more efficiently produce gasoline, transportation fuels and heating oils.

- Our Paper Pigments and Additives segment provides mineral-based performance products used by the paper industry.

- Our Specialty Pigments and Additives segment provides functional additives to customers in a broad array of markets including coatings, plastics, cosmetics and construction. The segment also supplies iridescent films used in a variety of creative, decorative and packaging applications.

- Our Industrial Commodities Management segment purchases and sells precious metals, base metals and related products. This segment provides Engelhard a strategic advantage by sourcing and managing such key raw materials as platinum group metals, which are used by our catalysts businesses.

The following table highlights the products and services offered by our business segments:

------------------------------------------------------------------------------------------------------
              BUSINESS SEGMENT             PRODUCTS AND SERVICES
------------------------------------------------------------------------------------------------------
    ENVIRONMENTAL TECHNOLOGIES             Automotive Emission Systems
                                           - Emission-control catalysts for gasoline and diesel
                                             passenger cars, light-duty trucks and sport-utility
                                             vehicles.
                                           Emission and Performance Systems
                                           - Catalysts, coatings and systems that remove pollutants,
                                             improve fuel economy and enhance engine performance in a
                                             variety of applications, including trucks and buses,
                                             motorcycles, lawn and garden tools, forklifts, mining
                                             equipment, aircraft, and power-generating and
                                             manufacturing facilities.
                                           - Surface coatings for the design, manufacture and
                                             reconditioning of components in the aerospace, chemical
                                             and petrochemical industries.
                                           - Ozone-destruction catalysts for automotive and stationary applications.
------------------------------------------------------------------------------------------------------
    PROCESS TECHNOLOGIES                   Chemical Catalysts
                                           - Chemical catalyst technology that facilitates the
                                             manufacture of petrochemicals, polymers, fats and oils,
                                             pharmaceuticals and fine agricultural chemicals.
                                           - Adsorbents that purify fuel, lube oils, vegetable oils
                                             and fats.
                                           - Water filtration technologies, including lead and arsenic removal.
                                           Petroleum Catalysts
                                           - Catalysts and additives that transform petroleum into
                                             gasoline, other transportation fuels and heating oils.
                                           - Adsorbents and drying agents for industrial processes,
                                             packaged goods, automotive parts and industrial gases.
------------------------------------------------------------------------------------------------------
    PAPER PIGMENTS AND ADDITIVES           Paper Pigments
                                           - Mineral-based performance products used as coating and
                                             extender pigments by papermakers to improve the opacity,
                                             brightness, gloss and printability of their products.
------------------------------------------------------------------------------------------------------
    SPECIALTY PIGMENTS AND ADDITIVES       Specialty Pigments
                                           - Color and special-effect pigments that improve the look
                                             of a wide array of products, such as coatings, printing
                                             inks, ceramics, plastics, automotive finishes and
                                             cosmetics.
                                           Performance Additives
                                           - Extender pigments, reinforcers, enhancers, gellants and
                                             sorbents that improve the performance of plastics,
                                             paints, cosmetics, pharmaceuticals, coatings,
                                             agricultural products, adhesives, rubber and construction
                                             materials.
                                           Specialty Films
                                           - Special-effect iridescent films for product packaging,
                                             labels, anti-counterfeit security, coatings, gift wrap,
                                             textiles and other applications.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
              BUSINESS SEGMENT             PRODUCTS AND SERVICES
------------------------------------------------------------------------------------------------------
    INDUSTRIAL COMMODITIES MANAGEMENT      Commodities Management
                                           - Commodities dealing and management expertise in precious and base metals, energy, and related products and
                                             services. This business segment structures transactions
                                             under a variety of pricing and delivery arrangements to
                                             meet the particular needs of Engelhard and its customers
                                             and suppliers. This segment also offers precious-metal
                                             salts and solutions and refining services.
------------------------------------------------------------------------------------------------------

                                THE TRANSACTIONS

In the fourth quarter of 1998, Minorco announced that it was merging with Anglo American Corporation of South Africa Limited and that it would sell all the shares of common stock of Engelhard owned by Minorco and its affiliates, approximately 46 million shares.

On March 2, 1999, we announced that Minorco would sell 26 million shares in this offering and we also agreed to purchase approximately 18 million of our shares owned by Minorco. We will purchase those shares for the price, net of the underwriting commission, received by Minorco in this offering. However, if that net price is more than $18.90 per share, we will purchase those 18 million shares for $18.90 per share. If the underwriters do not exercise all of their overallotment option granted to them by Minorco for up to 2 million shares, we will purchase those remaining shares at the same price that we will purchase the 18 million shares. The 20 million shares, which includes the additional 2 million shares related to the overallotment option, represent approximately 14% of our total shares outstanding. Minorco has agreed to compensate us for our costs and other expenses relating to this offering and our purchase of the shares.

We plan to initially finance the purchase with short-term debt and intend to take steps to reduce our total debt going forward. We do not believe the financing of the purchase will have any material impact on our liquidity. We are reviewing our portfolio to identify non-core assets and businesses for potential sale and exploring ways to further reduce operating expenses. We expect the buy-back to increase our earnings per share. If we had purchased the 20 million shares from Minorco on January 1, 1998 at a price of $18.90 per share, we estimate that our 1998 earnings per share would have increased by approximately $.11 per share on a basic basis and $.10 per share on a diluted basis.

The following table lists the shares Minorco is selling:

Number of shares of common stock currently
  owned by Minorco...........................    Approximately 46,000,000
Number of shares Minorco is selling in this
  offering...................................    26,000,000 (28,000,000 if the
                                                 underwriters exercise all of their
                                                 overallotment option) at $     per
                                                 share.
Number of shares Minorco is selling to
  Engelhard..................................    Approximately 20,000,000 (18,000,000
                                                 if the underwriters exercise all of
                                                 their overallotment option) at
                                                 $          per share.
Number of shares Minorco will own after this
  offering and the sale to Engelhard.........    None

                              RECENT DEVELOPMENTS

On April 22, 1999, we reported that net earnings for the first quarter ended March 31 declined 6% to $40.5 million, compared with 1998 first-quarter net earnings of $43.2 million. Earnings per share on a diluted basis for the quarter declined to 28 cents from 30 cents a year ago.

First-quarter sales reached $1,073 million, up 11% from $971 million in last year's first quarter.

As we previously announced, the first-quarter shortfall reflects the comparison with unusually high earnings from our industrial commodities management business in the year-ago quarter.

                                  THE OFFERING

The number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of March 2, 1999. This number excludes 8,108,731 shares of common stock subject to outstanding options as of December 31, 1998 which are currently exercisable.

COMMON STOCK OFFERED................     26,000,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER
THIS OFFERING.......................     123,602,500 shares

USE OF PROCEEDS.....................     The common stock is being sold by
                                         Minorco. We will not receive any of the
                                         proceeds from the sale of the common
                                         stock offered hereby.

OVERALLOTMENT OPTION................     2,000,000 shares

DIVIDEND POLICY.....................     We currently pay a quarterly dividend
                                         of $0.10 per share. The declaration of
                                         any future dividend is subject to the
                                         discretion of our board of directors
                                         and will depend on our financial
                                         condition, results of operations and
                                         capital requirements and such other
                                         factors as the board deems relevant at
                                         such time.

NEW YORK STOCK EXCHANGE SYMBOL......     EC

                      SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth consolidated financial data for Engelhard for each of the fiscal years in the five year period ended December 31, 1998 and as of December 31, 1998 which has been derived from our audited consolidated financial statements for such years, which have been audited by PricewaterhouseCoopers LLP, independent accountants. You should read this information in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included in this prospectus.

The basic earnings per share calculation is computed by dividing net earnings by the average number of shares outstanding. The diluted earnings per share calculation includes the average number of shares outstanding plus the effect of dilutive stock options. In addition, diluted earnings per share in 1998 includes shares held in Engelhard's Rabbi Trust described in Note 13 to our Consolidated Financial Statements. All per share amounts reflect the three-for-two stock split as of June 30, 1995.

"EBITDA" consists of operating earnings plus depreciation and amortization. EBITDA is a commonly used measure of financial performance and is presented to enhance the understanding of Engelhard's operating results. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income as an indicator of Engelhard's performance or as an alternative to cash flows from operating activities as a measure of liquidity. See Engelhard's Consolidated Statements of Earnings and Consolidated Statements of Cash Flows and notes thereto, included elsewhere in this prospectus.

                           ----------------------------------------------------------------
                                               YEARS ENDED DECEMBER 31,
                              1994         1995         1996          1997          1998
                           ----------   ----------   ----------    ----------    ----------
                                       (in thousands, except per share amounts)
INCOME STATEMENT DATA:
Net sales...............   $2,385,802   $2,840,077   $3,184,431    $3,630,653    $4,174,553
Cost of sales...........    1,970,563    2,379,474    2,671,377     3,030,717     3,527,624
Selling, administrative
  and other expenses....      244,611      244,660      255,460       327,820       337,556
Special charge
  (credit)..............       (8,000)          --           --        86,000            --
Operating earnings......      178,628      215,943      257,594       186,116       309,373
Equity in earnings
  (losses) of
  affiliates............          632          695       (5,008)      (47,833)       10,077
Interest expense........       21,954       31,326       45,009        52,776        58,887
Net earnings............      117,980      137,521      150,447(1)     47,778(2)    187,084(3)
Basic earnings per
  share.................   $     0.82   $     0.96   $     1.05    $     0.33    $     1.30
Diluted earnings per
  share.................   $     0.82   $     0.94   $     1.03    $     0.33    $     1.29
Average number of shares
  outstanding--basic....      144,100      143,619      143,810       144,270       144,157
Average number of shares
 outstanding--diluted...      145,506      146,275      145,724       145,937       145,366

                           ----------------------------------------------------------------
                                               YEARS ENDED DECEMBER 31,
                              1994         1995         1996          1997          1998
                           ----------   ----------   ----------    ----------    ----------
                                       (in thousands, except per share amounts)
OTHER DATA:
Cash dividends paid per
  share.................   $     0.30   $     0.35   $     0.36    $     0.38    $     0.40
Capital spending........   $   97,531   $  147,704   $  128,195    $  136,945    $  116,460
Depreciation, depletion
  and amortization......       69,104       65,450       74,871        88,066       100,931
Net cash provided by
  operating
  activities............       16,116      133,811       24,759       196,548       176,712
Net cash provided by
  investing
  activities............     (142,865)    (188,171)    (409,548)     (163,205)     (287,204)
Net cash provided by
  financing
  activities............      126,042       65,327      384,856       (43,108)      105,465
EBITDA..................      247,732      281,393      332,465       274,182       410,304

---------------
(1) Results in 1996 include a gain of $3.3 million on the sale of inventory accounted for under the LIFO method.

(2) Results in 1997 include special and other charges of $117.7 million for a variety of events, including restructuring actions and a loss from a fraud involving base-metals in Japan. In addition, 1997 results include a gain of $2.0 million on the sale of inventory accounted for under the LIFO method.

(3) Results in 1998 include a gain of $4.9 million on the sale of inventory accounted for under the LIFO method.

The "as adjusted" December 31, 1998 balance sheet data reflects: (1) our purchase of 20 million shares of common stock from Minorco at an assumed price of $18.90 per share, less a payment by Minorco to compensate us for related costs and expenses, and (2) short-term borrowings in connection with the purchase of the common stock.

                           ------------------------
                           AS OF DECEMBER 31, 1998
                             ACTUAL     AS ADJUSTED
                           ----------   -----------
                                (in thousands)
BALANCE SHEET DATA:
Working capital.........   $   89,522   $ (248,478)
Property, plant and
  equipment, net........      876,461      876,461
Total assets............    2,866,319    2,866,319
Long-term debt..........      497,393      497,393
Shareholders' equity....      901,557      563,557

                                  RISK FACTORS

In addition to the other information in this prospectus, you should carefully consider the following factors before making an investment decision in the shares of our common stock offered by this prospectus.


OUR SENIOR UNSECURED DEBT RATING WILL BE DOWNGRADED AS A RESULT OF THE MINORCO STOCK PURCHASE



Standard & Poor's has indicated that, upon completion of the Minorco stock purchase, it will lower our senior unsecured debt rating to A- and our commercial paper rating from A-1 to A-2. Moody's has confirmed our senior unsecured debt rating at A3 and our commercial paper rating at P-2. We expect that the Standard & Poor's downgrade will result in an increase in our borrowing rates but we do not expect it to be significant.


WE HAVE A SIGNIFICANT AMOUNT OF INDEBTEDNESS


We have a significant level of indebtedness, which could have important consequences to you. For example, it:


- will require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes.

- could make us less attractive to prospective or existing customers or less attractive to potential acquisition targets.

- may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to a competitor that may be less leveraged.


After giving effect to borrowings we will make to finance the purchase of shares from Minorco, we estimate that we will have in excess of $1 billion of total debt as compared to $563.6 million of total shareholders' equity at December 31, 1998. We estimate that approximately $593 million of our debt will be in the form of short-term bank borrowings and commercial paper. Significant increases in short-term interest rates would significantly increase our interest expense.



SOME OF OUR COMPETITORS MAY HAVE GREATER FINANCIAL, TECHNICAL, MARKETING AND OTHER RESOURCES THAN US



The industries in which we compete are highly competitive and most of our customers use more than one supplier. Some of our competitors may have greater financial, technical, marketing and other resources, which could provide them with a competitive advantage over us. Significant competitors in some of our business segments include other large, well-established companies such as W.R. Grace, Akzo, Johnson Matthey and DeGussa.


Our competitors can be expected to continue to develop and introduce new and enhanced products, which could cause a decline in market acceptance of our products. In addition, our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition.


FAILURE TO MAKE CONTINUED IMPROVEMENTS IN OUR TECHNOLOGY AND PRODUCTIVITY COULD HURT OUR COMPETITIVE POSITION


Many of our products could be affected by rapid technological change and new product introductions and enhancements. We believe we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and results of operations.


MANY OF OUR CUSTOMERS ARE IN CYCLICAL INDUSTRIES


A majority of our profits are derived from customers which are in industries and businesses that are cyclical in nature and sensitive to changes in general economic conditions, such as the chemical and automotive industries. The demand for our products depends upon the general economic conditions of the markets of our customers. Downward economic cycles in our customers' industries may reduce sales of our products.



CURRENCY FLUCTUATIONS COULD IMPACT OUR FINANCIAL PERFORMANCE



Our products are sold around the world and, as a result, currency fluctuations could impact our financial performance in the future. Our revenues in foreign countries largely are generated in foreign currencies, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies can have an impact on our earnings. To reduce this currency exchange risk, we enter into foreign currency forward contracts to hedge our exposure in certain currencies to reduce the risk of an adverse currency exchange movement but such hedging positions do not eliminate the risks associated with currency fluctuations.



WE ARE VULNERABLE TO GLOBAL AND REGIONAL ECONOMIC CONDITIONS



Engelhard's international operations are subject to a number of other potential risks. Such risks include, among others, currency exchange controls, labor unrest, regional economic uncertainty, political instability, restrictions on the transfer of funds into or out of a country, export duties and quotas, domestic and foreign customs and tariffs, current and changing regulatory environments, difficulty in obtaining distribution support and potentially adverse tax consequences. These factors could have an adverse effect on our international operations in the future by reducing the demand for our products, increasing the prices at which we can sell our products and otherwise having an adverse affect on our results of operations. In recent years Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a continued adverse impact on our results of operations.



FUTURE GROWTH OF OUR ENVIRONMENTAL TECHNOLOGIES SEGMENT DEPENDS IN PART


ON TIGHTENING OF EMISSIONS STANDARDS WORLDWIDE



We expect that our future business growth in our Environmental Technologies segment will be driven, in part, by tightening of emissions standards worldwide. If such standards do not continue to become stricter or are loosened by governmental authorities, it could have an adverse impact on the results of operations of this segment.



CHANGES IN ENVIRONMENTAL LAWS AND REGULATIONS COULD SUBJECT US TO SIGNIFICANT FUTURE LIABILITIES


In the ordinary course of our business, like most other industrial companies, we are subject to numerous environmental laws and regulations which impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and non-hazardous wastes. These laws and regulations also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with such laws and regulations could subject us to significant future liabilities.


IF YEAR 2000 PROBLEMS ARE SIGNIFICANT, WE COULD HAVE INTERRUPTIONS IN, OR FAILURES OF, OUR NORMAL BUSINESS OPERATIONS



The ability of computers, software or any equipment utilizing microprocessors to properly recognize and process data at the turn of century is commonly referred to as a Y2K compliance issue. The failure to correct a material Y2K compliance problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could have a material adverse impact on the operations of Engelhard and its customers.


We have already taken substantial steps to address the Y2K issue. We believe that, with the implementation of new business systems and completion of our Y2K project as scheduled, the possibility of significant interruptions of our normal operations is reduced. However, we cannot assure you that we will identify and address all significant internal or external Y2K problems in a prompt and cost-effective manner. Such Y2K problems, if not fixed, could have a material adverse effect on our business, results of operations or financial condition. For a more complete discussion of Y2K issues, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Update."

FLUCTUATIONS IN THE SUPPLY AND PRICES OF PRECIOUS AND BASE METALS

COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS



Our Environmental Technologies and Process Technologies segments are dependent on the availability of precious platinum group metals to manufacture many of their products. Accordingly, the availability of platinum group metals and fluctuations in the supply and prices of precious and base metals could impair our ability to procure the necessary materials to, or increase our costs to, manufacture our products. Our Industrial Commodities Management segment is responsible for procuring precious and base metals to meet the requirements of our operations and our customers. Supplies of newly mined platinum group metals are obtained primarily from South Africa and the Russian Federation and, to a lesser extent, the United States and Canada, the only four regions that are known significant sources. In addition, in limited and closely monitored situations for which exposure levels have been set by senior management, our Industrial Commodities Management business holds significant unhedged metal positions that can be subject to future market fluctuations that could result in a negative impact on our financial results.

                           FORWARD LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections of this prospectus and in the documents incorporated by reference in this prospectus.

These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include: competitive pricing or product development activities; our ability to achieve and execute internal business plans; global economic trends; worldwide political instability and economic growth; markets, alliances and geographic expansions developing differently than anticipated; fluctuations in the supply and prices of precious and base metals; government legislation and/or regulation (particularly on environmental issues); technology, manufacturing and legal issues; the impact of "Year 2000"; and the impact of any economic downturns and inflation, including the recent weaknesses in the currency, banking and equity markets of countries in the Asia/Pacific region.

You are cautioned not to place undue reliance upon these forward-looking statements. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the Commission under the Securities Act. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act:

  - Annual Report on Form 10-K for the year ended December 31, 1998.

  - Current Report on Form 8-K filed with the Commission on March 2, 1999.

  - All documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                             Engelhard Corporation
                                101 Wood Avenue
                            Iselin, New Jersey 08830
                                 (732) 205-5000

                                USE OF PROCEEDS

The common stock is being sold by Minorco. We will not receive any proceeds from the offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

As of March 2, 1999, there were 6,819 holders of record of our common stock, which is traded on the New York Stock Exchange (ticker symbol "EC"), as well as on the London and Swiss stock exchanges.

We currently pay a quarterly dividend of $0.10 per share. The declaration of any future dividend is subject to the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as the board deems relevant at such time.

The following sets forth the closing high and low sale prices of our stock as reported on the New York Stock Exchange consolidated tape and cash dividends paid for each quarterly period:


                                            --------------------------------------------
                                                                          CASH DIVIDENDS
                                            HIGH            LOW           PAID PER SHARE
                                            ----            ----          --------------
1997
First quarter.............................  $23 3/4         $ 18 3/4      $         0.09
Second quarter............................   22 1/4           18 5/8                0.09
Third quarter.............................   22 15/16         19 9/16               0.10
Fourth quarter............................   21 5/8           17 1/16               0.10

1998
First quarter.............................  $20             $ 16 1/2      $         0.10
Second quarter............................   22 13/16         18 13/16              0.10
Third quarter.............................   21 1/2           17 5/16               0.10
Fourth quarter............................   21 11/16         15 3/4                0.10

1999
First quarter.............................
Second quarter (through May  , 1999)......

                                 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 1998 on an actual basis as well as on an as adjusted basis to reflect our purchase of the 20 million shares of common stock from Minorco at an assumed purchase price of $18.90 per share, less a payment by Minorco to compensate us for related costs and expenses, and short-term borrowings made in connection with the repurchase. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This table should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

                                                       -----------------------
                                                          DECEMBER 31, 1998
                                                        ACTUAL     AS ADJUSTED
                                                       --------    -----------
                                                            (in millions)
Short-term debt......................................  $  255.0     $  593.0
Long-term debt.......................................     497.4        497.4
                                                       --------     --------
          Total debt.................................     752.4      1,090.4
                                                       --------     --------
Shareholders' equity:
     Preferred stock, no par value, 5,000 shares
       authorized and unissued.......................        --           --
     Common stock, $1 par value, 350,000 authorized
       and 147,295 shares issued.....................     147.3        147.3
     Retained earnings...............................     853.3        853.3
     Treasury stock, at cost.........................     (65.0)      (403.0)
     Accumulated other comprehensive income/(loss)...     (34.0)       (34.0)
                                                       --------     --------
       Total shareholders' equity....................     901.6        563.6
                                                       --------     --------
          Total capitalization.......................  $1,654.0     $1,654.0
                                                       ========     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth consolidated financial data for Engelhard for, and as of, each of the fiscal years in the five year period ended December 31, 1998 that has been derived from our audited consolidated financial statements for such years, which have been audited by PricewaterhouseCoopers LLP, independent accountants. You should read this information in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included in this prospectus.

The basic earnings per share calculation is computed by dividing net earnings by the average number of shares outstanding. The diluted earnings per share calculation includes the average number of shares outstanding plus the effect of dilutive stock options. In addition, diluted earnings per share in 1998 includes shares held in Engelhard's Rabbi Trust described in Note 13 to our Consolidated Financial Statements. All per share amounts reflect the three-for-two stock split as of June 30, 1995.

"EBITDA" consists of operating earnings plus depreciation and amortization. EBITDA is a commonly used measure of financial performance and is presented to enhance the understanding of Engelhard's operating results. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income as an indicator of Engelhard's performance or as an alternative to cash flows from operating activities as a measure of liquidity. See Engelhard's Consolidated Statements of Earnings and Consolidated Statements of Cash Flows and notes thereto, included elsewhere in this prospectus.

                               -----------------------------------------------------------------
                                                   YEARS ENDED DECEMBER 31,
                                  1994         1995         1996         1997            1998
                               ----------   ----------   ----------   ----------      ----------
                                           (in thousands, except per share amounts)
INCOME STATEMENT DATA:
Net Sales....................  $2,385,802   $2,840,077   $3,184,431   $3,630,653      $4,174,553
Cost of sales................   1,970,563    2,379,474    2,671,377    3,030,717       3,527,624
Selling, administrative and
  other expenses.............     244,611      244,660      255,460      327,820         337,556
Special charge (credit)......      (8,000)          --           --       86,000              --
Operating earnings...........     178,628      215,943      257,594      186,116         309,373
Equity in earnings (losses)
  of affiliates..............         632          695       (5,008)     (47,833)         10,077
Interest expense.............      21,954       31,326       45,009       52,776          58,887
Net earnings.................     117,980      137,521      150,447(1)     47,778(2)     187,084(3)
Basic earnings per share.....  $     0.82   $     0.96   $     1.05   $     0.33      $     1.30
Diluted earnings per share...  $     0.82   $     0.94   $     1.03   $     0.33      $     1.29
Average number of shares
  outstanding--basic.........     144,100      143,619      143,810      144,270         144,157
Average number of shares
  outstanding--diluted.......     145,506      146,275      145,724      145,937         145,366
BALANCE SHEET DATA:
Working capital..............  $   81,039   $  113,635   $  115,332   $   15,036      $   89,522
Property, plant and
  equipment, net.............     540,361      609,540      744,655      788,178         876,461
Total assets.................   1,777,774    1,943,309    2,490,504    2,586,323       2,866,319
Long-term debt...............     111,762      211,533      375,075      373,574         497,393
Shareholders' equity.........     614,735      737,742      833,156      785,260         901,557
OTHER DATA:
Cash dividends paid per
  share......................       $0.30        $0.35        $0.36        $0.38           $0.40
Capital spending.............  $   97,531   $  147,704   $  128,195   $  136,945      $  116,460
Depreciation, depletion and
  amortization...............      69,104       65,450       74,871       88,066         100,931
Net cash provided by
  operating activities.......      16,116      133,811       24,759      196,548         176,712
Net cash provided by
  investing activities.......    (142,865)    (188,171)    (409,548)    (163,205)       (287,204)
Net cash provided by
  financing activities.......     126,042       65,327      384,856      (43,108)        105,465
EBITDA.......................     247,732      281,393      332,465      274,182         410,304

---------------
(1) Results in 1996 include a gain of $3.3 million on the sale of inventory accounted for under the LIFO method.

(2) Results in 1997 include special and other charges of $117.7 million for a variety of events, including restructuring actions and a loss from a fraud involving base-metals in Japan. In addition, 1997 results include a gain of $2.0 million on the sale of inventory accounted for under the LIFO method.

(3) Results in 1998 include a gain of $4.9 million on the sale of inventory accounted for under the LIFO method.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Unless otherwise indicated, all per-share amounts are presented as basic earnings per share, as calculated under SFAS No. 128, "Earnings per Share."

RESULTS OF OPERATIONS

Net earnings in 1997 include special and other charges of $117.7 million ($0.82 per share) for a variety of events, including restructuring actions and a loss from the base-metal fraud in Japan (see "Business--Legal Proceedings and Contingencies" for detail).

The information in the discussion of each segment's results is derived directly from that segment's internal financial reporting system used for Management purposes. Items allocated to the segment's results include various corporate overhead charges such as expenses for information technology, research and development, and site management. Unallocated items include interest expense, royalty income, sale of inventory accounted for under the LIFO method, special and other charges and other miscellaneous Corporate items (see Note 15 of the Notes to Consolidated Financial Statements for further detail on Engelhard's segment reporting).

ENVIRONMENTAL TECHNOLOGIES

The Environmental Technologies segment develops and markets sophisticated technologies and systems to control emissions from mobile and stationary sources. These technologies enable customers to cost-effectively meet stringent environmental regulations.

1998 Performance

Sales increased 9% to $558.5 million, and operating earnings increased 22% to $83.5 million.

Discussion

The segment's operating earnings grew at a greater rate than sales as a result of three key factors:
1) sale of higher-value, more sophisticated emission-control technologies required to meet stricter environmental regulations;
2) lower manufacturing and overall operating costs; and
3) the absence of losses from the portion of the stationary-source, emission-control business related to capital equipment, which was sold in February 1998.


More than 80% of the segment's sales and more than 90% of its operating earnings came from technologies to control emissions from mobile sources, including gasoline- and diesel-powered passenger cars, sport utility vehicles, trucks, buses and off-road vehicles. Sales and operating earnings from these technologies increased 12% and 13%, respectively. Continuing demand for the more sophisticated emission-control technologies drove sales increases in both Europe and North America. In Europe, the volume increase resulted from greater share with major European automakers. In North America, a major volume gain resulted from increased shipments to General Motors for their redesigned full-size trucks.


Outlook

We expect demand for environmental technologies to increase, driven by tightening air-emission standards worldwide. In 1998, for example, the California Air Resources Board (CARB)--a leader for the world's clean-air initiatives--enacted more stringent regulations for passenger cars, light trucks, minivans and sport utility vehicles for the 2004 model year. Compliance with stricter standards will likely require more sophisticated catalyst systems, which plays to Engelhard's technology strength. Additionally, the U.S. Environmental Protection Agency has accelerated the effective date for stricter diesel truck regulations to 2002 from 2004, driving development of new catalyst systems for diesel engine manufacturers. Beginning in 1999, we expect new sales of our diesel retrofit systems for several major urban bus programs.

We are bolstering manufacturing capacity in emerging markets where the phase-out of leaded fuels is driving catalyst demand. Engelhard Environmental Systems, Ltd., a joint venture of Engelhard and UCAL Fuel Systems Ltd., opened India's first emission-catalyst plant in June 1998. We also broke ground for a plant in Brazil, which will supply a major automaker's South American operations beginning in mid-1999.

Some automakers continue to emphasize the environmental benefits of their vehicles. For example, Volvo announced that it will include Engelhard's proprietary PremAir(R) catalyst system on the Volvo S80 luxury sedan beginning in late 1999. When applied to an automobile's radiator, PremAir converts ground-level ozone into oxygen.

ENVIRONMENTAL TECHNOLOGIES--PRIOR-YEAR COMPARISONS

1997 compared with 1996

Sales increased 10% to $512.4 million, and operating earnings increased 27% to $68.3 million.


Sales from mobile-source, emission-control technologies grew 16%, while operating earnings increased 43%. Earnings growth outpaced the sales increase due to the sale of higher-value, more sophisticated emission-control technologies required to meet stricter environmental regulations, improved utilization of existing manufacturing capacity and other productivity improvements. New volume from several European automakers provided the majority of the sales growth.


1996 compared with 1995

Sales increased 31% to $465.7 million, and operating earnings increased 63% to $53.9 million.


Sales from mobile-source, emission-control technologies grew 24%, while operating earnings grew 73%. The increases were driven by demand for the more sophisticated new technologies needed to meet stricter environmental regulations. Share growth at Ford Motor Company in North America and new customers in Europe provided the majority of the sales increase.


PROCESS TECHNOLOGIES

The Process Technologies segment helps customers make their processes more productive, efficient, environmentally sound and safer. The segment supplies advanced chemical and polymerization catalysts, sorbents and separation products. In addition, the segment's advanced cracking and hydroprocessing technologies enable petroleum refiners to more efficiently produce gasoline, transportation fuels and heating oils.

1998 Performance

Sales increased 19% to $533.3 million, and operating earnings increased 41% to $78.5 million.

Discussion

Sales and earnings growth were driven by the May 1998 acquisition of the catalyst businesses of Mallinckrodt Inc., which accounted for $67.7 million in sales and $16.2 million in operating earnings in 1998. The operating earnings increase also reflects a lower overall cost structure for the petroleum catalysts business. The lower cost structure resulted from the mid-1998 shutdown of a manufacturing facility in The Netherlands, manufacturing efficiencies and reduced administrative expenses. The plant shutdown reduced fixed costs by $4.0 million in 1998. The manufacturing efficiencies accounted for $6.0 million, while the reduced administra-tive expenses totaled $3.0 million. Global customer needs for fluid catalytic cracking (FCC) catalysts are now being met from expanded facilities in North America.

The acquisition broadened and strengthened the segment's existing product offering and gave it a position in the high-growth polymerization catalyst market segment. This business is now a major producer of custom and licensed catalysts for the manufacture of polypropylene, one of the fastest growing segments of the polyolefin market. The polypropylene market segment is growing about 6% per year compared with about 2% for the rest of the polyolefin market. This portion of the business had enough new commitments to justify significant expansions shortly following the acquisition. These expansions will increase capacity by about 20%.

Excluding the results of the acquisition, operating earnings for the segment would have increased 12%, largely due to the improved performance from petroleum catalysts, which more than offset declines from petrochemical catalysts. Overall competitive weakness in the chemical industry reduced demand for petrochemical catalysts.

Outlook

We expect earnings growth opportunities for chemical catalysts to be driven by:

1) a favorable comparison from the full-year inclusion of results from the acquired Mallinckrodt businesses; and

2) anticipated strong demand for polypropylene catalysts.

We expect new capacity to be on stream by mid-year, and, based on continuing indications of growing demand, we are planning to add even more capacity in the second half of the year. We anticipate weakness in the chemical industry to continue to negatively affect demand for petrochemical catalysts. As a result, the business intends to focus on aggressively controlling operating costs.

Lower spreads between light and heavy crude oils flattened demand for FCC catalysts in recent years. Petroleum refiners use FCC catalysts to break down crude oil in gasoline and other transportation and heating fuels. Refining lighter crudes requires a reduced quantity of catalysts as well as less sophisticated catalyst technology. As a result, competing technologies have become less differentiated. We expect demand for FCC catalysts to be relatively flat for several years. To generate value, this business expects to aggressively manage costs, maintain positive price momentum, capitalize on opportunities inherent in process technology proprietary to Engelhard and pursue select growth opportunites worldwide.

PROCESS TECHNOLOGIES--PRIOR-YEAR COMPARISONS

1997 compared with 1996

Sales increased 3% to $447.5 million, and operating earnings decreased 5% to $55.6 million.


Operating earnings from increased sales of chemical catalysts were offset by a $6 million decline in operating earnings from petroleum catalysts, primarily the result of continuing losses from European FCC catalyst operations. Sales of petroleum catalysts were flat. The segment's sales gain reflects higher sales of chemical catalysts driven by new alliances and the trend toward decaptivation -- producing catalysts for customers who formerly made their own. Alliances and decaptivation accounted for more than two thirds of the sales increase.


1996 compared with 1995

Sales increased 7% to $433.3 million, and operating earnings increased 14% to $58.6 million.

Strong economic conditions in the chemical industry and success in new business programs led to sales and operating earnings increases. Volumes were up for all product lines, most notably for catalysts used to make PTA (the main component for polyester), catalysts used to make PVC intermediates, and products to remove lead from drinking water. Collectively, these product lines accounted for about 25% of the segment's sales increase. Volume increases in petroleum catalysts were offset by lower pricing due to excess capacity in the FCC catalyst industry.

PAPER PIGMENTS AND ADDITIVES

The Paper Pigments and Additives segment provides primarily kaolin-based performance products used as coating and extender pigments by papermakers to improve the opacity, brightness, gloss and printability of their products.

1998 Performance

Sales decreased 1% to $239.4 million, and operating earnings increased 6% to $35.8 million.

Discussion


Operating earnings were up despite relatively flat sales as a result of ongoing productivity initiatives, which accounted for substantially all of the increase. The flat sales reflected an overall slowdown in the paper industry and reduced demand resulting from some paper makers switching to a process that does not require Kaolin-based pigments. Regionally, sales varied, with North American sales down 10% from the prior year and Europe up 7%. Asia-Pacific volume grew modestly, but prices there declined about 4%. The business launched Digitex(TM) paper pigment, which enables large-scale commercial ink jet printers to economically produce large, colorful graphics like those on billboards and bus advertisements. The market's initial reception was positive, although shipments primarily were for trial and testing purposes.


Outlook

We expect paper industry conditions to remain depressed. We believe recovery in 1999 will be gradual if it occurs at all. Unused industry capacity could again impact pricing. In the face of these market conditions, the segment intends to focus on aggressive cost reductions, sale of higher-value-add products and continued introduction of new products. The segment is targeting increased sales of newly introduced Digitex(TM) pigments as well as engineered pigments.

PAPER PIGMENTS AND ADDITIVES--PRIOR-YEAR COMPARISONS

1997 compared with 1996

Sales increased 2% to $242.0 million, and operating earnings decreased 19% to $33.9 million.

Lower pricing was the primary factor in the operating earnings decline despite a slight sales increase. The industry sought to address overcapacity issues by lowering prices to boost manufacturing volume. Earnings also were adversely affected by sales of lower margin products to certain customers in Asia and unscheduled maintenance costs.

1996 compared with 1995

Sales decreased 1% to $237.6 million, and operating earnings decreased 13% to $41.9 million.

Lower operating earnings resulted from reduced demand, which resulted from depressed economic conditions in the paper industry. However, new performance products developed and marketed during 1996 improved Engelhard's results compared with much of the industry. Among these new products was Luminex(R), a pigment bright enough to compete with more costly products and several other pigments that work better on high-speed papermaking machines. These pigments are based on a new, patented manufacturing process.

SPECIALTY PIGMENTS AND ADDITIVES

The Specialty Pigments and Additives segment provides functional additives to customers in a broad array of markets, including coatings, plastics, cosmetics and construction. The segment also provides iridescent films used in a variety of creative, decorative and packaging applications. The segment's products help customers improve the look, performance and overall cost of their products.

1998 Performance

Sales of $349.0 million were flat, and operating earnings decreased 35% to $42.0 million.

Discussion


Sales were flat as the impact of the economic downturn in the Asia-Pacific region and lower selling prices offset increases in sales of pearlescent pigments and attapulgite-based products. The economic crisis in Asia-Pacific began in 1997 and continued throughout 1998. Sales in Asia of pearlescent pigments and specialty-mineral products decreased 24% to $33.1 million. Competitive pressures in our color and pearlescent pigment businesses drove prices down about 1.5%. We expect prices to continue at the same level through 1999. Overall, sales of pearlescent pigments rose 1% to $139.1 million, on the strength of increased demand from the cosmetics and industrial market segments. Sales of attapulgite-based products increased 15% to $32.2 million, reflecting the full-year inclusion of results from the acquisition of certain assets of Floridin, which occurred in June 1997.


A number of factors resulted in reduced operating earnings. First, reduced sales in Asia lowered earnings by $6.8 million, primarily in the industrial and automotive segments served by the specialty pigments and specialty minerals businesses. Second, operating earnings were reduced by another $4.9 million as a result of a sales shift to less sophisticated color products, which was driven by customer consolidations and vertical integration of a portion of the customer base, particularly in the ink market segment. Third, operating earnings were affected by price decreases of about 5%, which resulted from competitive pressure in the specialty pigments business. Fourth, operating earnings were adversely affected by $7.5 million as a result of an inventory-reduction program completed in 1998. All other sales volume increases resulted in an earnings increase of $1.0 million, due mostly to increased pearlescent pigment sales outside the Asia-Pacific region. In addition, operating earnings from attapulgite-based products were up $2.9 million, reflecting full-year benefit of the Floridin acquisition.

Benefits of cost reduction and productivity initiatives resulted in savings of $8.0 million in manufacturing costs, which partially was offset by operating cost increases of $6.0 million and non-recurring items totaling $2.0 million.

Outlook

The segment intends to focus on aggressive cost management and implementation of productivity improvements. We expect any improvement in economic conditions in Asia will be slow. The segment has planned new product introductions to the cosmetics and personal care markets as well as new product launches in the specialty-mineral and optical-effect film businesses. The segment is targeting increased sales of new glass-flake effect pigments across multiple market segments, including: custom car finishes; motorcycles, gel coats for automobiles, boats and personal watercraft; and plastic items such as toys and skis.

SPECIALTY PIGMENTS AND ADDITIVES--PRIOR-YEAR COMPARISONS

1997 compared with 1996

Sales increased 34% to $349.0 million, and operating earnings rose 64% to $64.3 million.

Sales and operating earnings growth were driven by the successful integration of Mearl Corporation, which was acquired in May 1996. Full-year, pretax benefit of the acquisition totaled $29.1 million. Capitalizing on cost, technology and market-channel synergies, Engelhard continued to build its leadership in pearlescent and color pigments, particularly in the automotive and cosmetics industries. In 1997, Engelhard introduced a unique product line called Cellini(R) which combines pearlescent and organic pigments. These unique products better position Engelhard to capitalize on the growing, high-fashion trend toward bright, vibrant color.

1996 compared with 1995

Sales increased 59% to $260.5 million, and operating earnings increased 64% to $39.1 million.


Sales growth was driven by performance additives and color pigments and addition of pearlescent pigment sales resulting from the acquisition of Mearl in May 1996. These factors contributed $15.2 million in operating earnings.


INDUSTRIAL COMMODITIES MANAGEMENT

The Industrial Commodities Management segment purchases and sells precious metals, base metals and related products. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price risk management requirements of Engelhard, its customers and suppliers. Additionally, it offers related services for precious-metals refining and produces salts and solutions.

1998 Performance

Sales increased 20% to $2,346.8 million and operating earnings increased 8% to $48.4 million.

Discussion

Sales for this segment include all sales of metals to industrial customers plus purchases for refining, which are resold to the market at the conclusion of the refining process. The significant increase resulted primarily from higher palladium and rhodium volumes and prices. Changes in metal sales amounts are not necessarily indicative of changes in earnings because of the mix of potential arrangements with customers and other factors that may affect dealing and refining revenues. Operating earnings in 1998 were affected by lower margins earned on metal sales. As described in Note 1 to our Consolidated Financial Statements, the lower margins on Industrial Commodities Management sales are driven by including precious metals in both sales and cost of sales for certain transactions. Sales growth outpaced operating earnings as the result of higher prices for certain platinum group metals.

Both 1998 and 1997 operating earnings benefited greatly from volatility in platinum group metals. This volatility resulted primarily from the variability of shipments from Russia, which impacted both spot prices and the relationship of the spot price to forward prices. The situation was exacerbated by the continually increasing demand for platinum, palladium and rhodium in the manufacture of various products, including jewelry and automotive catalysts. Volatility not only increases the spreads on dealing transactions, but also provides opportunities to benefit from strong and prudent physical positions. The increase in 1998 was partially offset by a decrease in pretax earnings from Japanese base-metal dealing.

It should be noted that customers often supply the precious metals for manufactured products. In those cases, precious-metal values are not included as sales. The mix of such arrangements and the extent of market-price fluctuation can significantly affect the level of reported sales, but do not usually have a material effect on earnings. Precious metals are considered as sales if the metal was supplied by Engelhard. Purchase of metal generally is hedged (see Note 1 to our Consolidated Financial Statements.)

Outlook

While a sustainable level of base business is anticipated, market volatility, such as described above, cannot be assured. The benefits of such volatility represent an upside opportunity for this segment above its sustainable base business.

INDUSTRIAL COMMODITIES MANAGEMENT--PRIOR-YEAR COMPARISONS

1997 compared with 1996

Sales increased 18% to $1,954.0 million and operating earnings increased 111% to $44.9 million.

Strong increases in both sales and operating earnings were driven by unusually high volatility in the platinum-group-metals markets. Refining operations, although down slightly, also benefited from increased activity generated by the market volatility.

1996 compared with 1995

Sales increased 39% to $1,659.1 million and operating earnings increased 8% to $21.3 million.

Improvement was driven by strong performance in the precious-metals refining and salts and solutions product lines.

SPECIAL AND OTHER CHARGES

In response to weak results of certain operations, and as a result of the base-metal fraud in Japan, Engelhard recorded, in the fourth quarter of 1997, special and other charges of $149.6 million ($117.7 million after tax). The following table sets forth the impact of the special and other charges in the 1997 Consolidated Statement of Earnings:

FINANCIAL IMPACT

                                                              -------------
                                                               SPECIAL AND
                                                              OTHER CHARGES
                                                              -------------
                                                              (in millions,
                                                               except per
                                                                  share
                                                                amounts)
Cost of sales                                                 $        (6.1)
Selling, administrative and other expenses                            (12.7)
Special charge                                                        (86.0)
                                                              -------------
Operating loss                                                       (104.8)
Equity in losses of affiliates                                        (44.8)
                                                              -------------
Loss before income taxes                                             (149.6)
Income tax benefit                                                     31.9
                                                              -------------
Net loss                                                      $      (117.7)
                                                              -------------
Basic loss per share                                          $       (0.82)
                                                              -------------

The 1997 special and other charges are described below:

     - The Process Technologies segment incurred charges of $35.4 million primarily related to the closure and subsequent sale of a petroleum catalysts facility in The Netherlands used for the manufacture of fluid catalytic cracking (FCC) catalysts. Management approved a plan to improve the profitability of this business, primarily by lowering its cost structure and optimizing its manufacturing resources. The most significant action resulted in the 1998 sale of the FCC catalysts facility in The Netherlands. There was no gain or loss on the sale of the facility as the sales price approximated the carrying value as adjusted by the special and other charges. This decision was driven by industry overcapacity and the determination that Engelhard's European customers could be served more efficiently by North American FCC catalysts operations. As a result, Engelhard provided for employee severance obligations of $6.4 million covering 90 site employees, plant closure and other miscellaneous costs of $1.7 million and asset write-downs of $27.3 million consisting of $22.1 million to reduce the carrying value of the facility to an estimate of fair value based on appraisals performed by third parties, a $2.7 million reserve for obsolete inventory, and $2.5 million to write-off intangible assets related to production technology which could no longer be utilized. These actions are expected to be substantially complete by the end of 1999.

       Management anticipated annual pretax savings of $11 million, consisting of:

       Cash savings of $7 million due to the elimination of Terneuzen-based operating staff and non-Terneuzen-based-support staff involved in research and development and sales and marketing.

       Non-cash savings of $4 million due to the elimination of depreciation charges related to fixed assets written off.

       The actual pretax savings realized during 1998 were $7 million - $5 million in cash savings and $2 million in non-cash savings. During 1999, management expects to realize the full pretax savings of $11 million.


     - The Environmental Technologies segment incurred charges of $29.6 million related to the sale of the stationary-source, emission-control capital equipment business. Management approved a plan to sell this business based on unfavorable market growth projections, combined with low technological barriers to enter this market. Management believes that this strategy will allow Engelhard to concentrate on its core competency--catalyst technology. Revenue and operating loss for the capital equipment business were $21.6 million and ($6.4 million), respectively, for the year ended December 31, 1997 and $40.3 million and zero, respectively, for the year ended December 31, 1996. Engelhard continues to sell catalysts for stationary-source pollution abatement. Engelhard provided for losses on contracts and warranty costs of $7.9 million and reduced the carrying value of goodwill and other assets by $21.7 million to an estimate of fair value based on negotiations with third parties. This write-down consisted of the write-off of goodwill of $15.0 million, a reserve for uncollectable accounts receivable of $4.2 million and a reserve for obsolete inventory of $2.5 million. The sale was completed in February 1998 and there was no gain or loss on the sale of the business as the sales price approximated the carrying value as adjusted by the special and other charges. These actions are expected to be substantially complete by the end of 1999.


       Management anticipated annual pretax savings of $6 million, consisting of:

       Cash savings of $5 million due to the elimination of losses generated by the capital equipment business.

       Non-cash savings of $1 million due to the elimination of amortization charges related to goodwill written off.

       The actual pretax savings realized during 1998 were $6 million - $5 million in cash savings and $1 million in non-cash savings.

     - The Specialty Pigments and Additives segment wrote off assets of approximately $0.8 million.

     - Japan base-metal fraud of $39.0 million which is discussed in Note 18 to our Consolidated Financial Statements.

     - Engelhard recorded equity in losses of affiliates of $44.8 million as follows:

     - Engelhard-CLAL continued to face pressures of declining demand for French manufactured jewelry, generally due to the availability of inexpensive high-quality costume jewelry, and increased competition from other international fabricators of precious-metal products with lower cost structures. In response to these economic pressures and market conditions, Engelhard and its partner, FIMALAC, agreed to rationalize certain operations, determined that related assets were impaired and reduced those assets to their estimated realizable value. The impact to Engelhard of these actions was approximately $30.9 million, the components of which were: a valuation allowance provided on deferred tax assets of $14.3 million, employee severance of $10.5 million, write off of production equipment of $4.3 million and inventory obsolescence reserves of $1.8 million. In addition, Engelhard wrote off goodwill of $9.0 million related to its investment in the joint venture based on the expected future undiscounted cash flows. While market conditions continue to reflect the circumstances noted in 1997, as a result of the actions taken by Engelhard-CLAL, operating results turned marginally positive in 1998. Engelhard-CLAL management expects that these actions will be substantially completed during 1999.

       Management anticipated annual pretax savings of $2 million due to the elimination of the losses from this joint venture. The actual pretax savings realized during 1998 were $2 million.

     - In 1997, Engelhard reached an agreement with its partner, ICC Technologies, to restructure Engelhard/ICC, a joint venture in desiccant-based, climate-control systems. As a result of this restructuring, Engelhard subsequently acquired 100% of Engelhard Hexcore L.P., the portion of the former joint venture that focuses on manufacturing and marketing desiccant-coated rotors and related products, and sold its interest in Fresh Air Solutions L.P. which comprised the remainder of the joint venture. Goodwill of $4.9 million related to Fresh Air Solutions L.P. was written off as a loss on sale. Management believes that this reorganization will allow greater concentration on core competencies. This action had been completed prior to the end of 1998.

       Management anticipated annual pretax savings of $5 million due to the elimination of the losses from this joint venture. The actual pretax savings realized during 1998 were $5 million.

In summary, the activities covered by these charges yielded pretax savings of approximately $20 million as a result of lower manufacturing costs for the FCC catalysts business and the elimination of operating losses for the former stationary-source, emission-control capital equipment business and the equity investments, and yielded annual cash savings of approximately $10 million as a result of lower employee and plant operating costs for the FCC catalysts business, capital equipment business and the Engelhard/ICC joint venture.

PRE-1997 CHARGES

The pre-1997 restructuring charges are related to:

     - The restructuring of administrative operations at corporate headquarters and the process technologies organization;

     - The transfer of Attapulgite operations from Engelhard's Attapulgus, GA facility to the acquired Quincy, FL site and the associated closing of the Attapulgus operations;

     - The closure of the Plainville, MA site and the subsequent disposal upon the completion of environmental remediation activities;

     - The shutdown of operations at an Engelhard facility in Newark, NJ and the subsequent disposal of the facility;

     - The shutdown of certain operations of the Union, NJ facility and relocation of certain other operations to other underutilized Engelhard facilities.


The employee severance costs associated with the pre-1997 restructuring charges are primarily related to the restructuring of administrative operations and the transfer of Attapulgite operations. The severance costs associated with these actions have been paid over extended periods as certain agreements negotiated with severed employees provided for payments to be spread over several years. The pre-1997 restructuring charges originally provided for employee severance obligations for 1,863 corporate and site employees. The remaining severance obligation as of December 31, 1998 is primarily attributable to 43 employees. Additionally, regulatory delays in the consummation of the Engelhard's acquisition of the Quincy, FL attapulgite operation and inherent delays in the completion of environmental remediation activities at Plainville, MA have extended the payment periods for those severance costs. Costs of retention of employees for the longer than expected periods prior to termination have been expensed as incurred. The remaining severance accrual of $3.6 million at December 31, 1998 is principally for long-term severance payments related to the Union facility and for severance costs for employees remaining at the Plainville, MA site until its closure.


Non-separation related costs associated with the pre-1997 restructuring charges are primarily for costs associated with the shut down of the Union and Newark, NJ sites, the Attapulgus, GA attapulgite operations, as well as non-environmental shut-down costs at the Plainville, MA site. These shut down costs approximated $15 million during the three year period ended December 31, 1998. The remaining accrual of $2.9 million is primarily for shut-down costs to be incurred until closure of the Plainville and Union facilities. The timeframe for final closure of the Plainville facility is pending government approval of environmental cleanup plans at the site. Additionally, negotiations have begun for the sale of a portion of the Union facility which, if consummated, will complete the closure process for that site.


The actions related to the Plainville, MA site and the Union, NJ site are expected to be substantially complete by the end of 2000. Pending resolution of the matters discussed above, Engelhard believes remaining reserves related to pre-1997 restructuring activities are adequate for remaining activities under those plans. No significant incremental savings from the pre-1997 restructurings were achieved in 1998.


The following table sets forth the components of Engelhard's reserves for restructuring and exit costs:

RESTRUCTURING RESERVES

                                    ------------------------------------------------------------
                                       SEPARATIONS             OTHER                TOTAL
                                    PRE-1997    1997     PRE-1997    1997     PRE-1997     1997
                                    --------    -----    --------    -----    --------    ------
                                                           (in millions)
Balance at December 31, 1995           $13.7    $  --      $ 18.8    $  --      $ 32.5    $   --
Cash spending                           (7.4)      --       (10.6)      --       (18.0)       --
Asset write-offs                          --       --        (1.0)      --        (1.0)       --
                                      ------    -----     -------    -----     -------    ------
Balance at December 31, 1996             6.3       --         7.2       --        13.5        --
Cash spending                           (1.7)      --        (6.5)      --        (8.2)       --
Provision                                 --      6.6          --     10.1          --      16.7
                                      ------    -----     -------    -----     -------    ------
Balance at December 31, 1997             4.6      6.6         0.7     10.1         5.3      16.7
Cash spending                           (1.0)    (3.7)        2.2     (8.0)        1.2     (11.7)
Asset write offs                          --       --          --     (1.9)         --      (1.9)
                                      ------    -----     -------    -----     -------    ------
Balance at December 31, 1998           $ 3.6    $ 2.9      $  2.9    $ 0.2      $  6.5    $  3.1
                                      ------    -----     -------    -----     -------    ------
                                      ------    -----     -------    -----     -------    ------

The non-separation related cash spending for pre-1997 restructuring and exit cost liabilities for each of the three years ended December 31, 1998, 1997, and 1996 consisted primarily of costs associated with the shut-down of the Union and Newark, NJ sites, the Attapulgus, GA site and the Plainville, MA site. The Newark, NJ site was sold in 1998 and had a carrying value of $4.8 million in 1993. The proceeds received in 1998 of $7.1 million related to this facility have been netted against $4.9 million of cash expenditures in the above presentation. The remaining balance in the pre-1997 restructuring reserves consist of shut-down costs for the Union, NJ at Attapulgus, GA and Plainville, MA sites.


The non-separation restructuring and exit cost provision made in 1997 consists primarily of costs associated with the shutdown of the facilities to be closed in connection with the Process Technologies and Environmental Technologies actions discussed above, and certain warranty obligations associated with the sold Environmental Technologies business. Non-separation related cash spending related to these liabilities for the year ended December 31, 1998 consisted of payments related to the completion of the shutdown of the facilities and the satisfaction of any warranty obligations.

ACQUISITIONS AND PARTNERSHIPS

OTHER PARTY                     BUSINESS ARRANGEMENT           TRANSACTION DATE            BUSINESS OPPORTUNITY
-----------                     --------------------           -----------------           --------------------
Mallinckrodt Inc.        Acquired the chemical catalysts       May 1998             Strategic expansion of chemical
                         businesses of Mallinckrodt Inc.                            catalysts business.
                         ("Mallinckrodt businesses")
Semo Chemical Company    Acquired the pearlescent pigments     January 1998         Asian expansion in automotive and
                         business                                                   cosmetics pigment markets
Mearl Corporation        Acquired business                     May 1996             Rationalization of costs and
                                                                                    expansion of pigments markets.

GROSS PROFIT

Gross profit as a percentage of sales was 16% in 1998 compared to 17% in 1997. The decrease was driven by the lower margins earned on metal sales by the Industrial Commodities Management segment. Sales from this segment increased 20% in 1998 to $2,346.8 million and provided a gross profit of 4% while 1998 sales from all other segments increased by 9% and provided a gross profit of 31%. As described in Note 1 to our Consolidated Financial Statements, the lower margins on Industrial Commodities Management sales are driven by including precious metals in both sales and cost of sales for certain transactions.

SELLING, ADMINISTRATIVE AND OTHER EXPENSES

Selling, administrative and other expenses of $337.6 million in 1998 were up from $327.8 million in 1997 and $255.5 million in 1996. The 1998 amount reflects the acquisition of the Mallinckrodt businesses in May 1998. The 1997 amount reflects a full year of Mearl (acquired in May 1996), the impact of the special and other charges (see "--Special and Other Charges" for detail), a 1996 insurance recovery ($5.7 million after tax or $0.04 per share) and general growth in our businesses due to new programs and strategic alliances. Selling, administrative and other expenses as a percentage of sales were 8% in 1998 compared to 9% in 1997. The decrease was driven by higher metal sales by the Industrial Commodities Management segment. See "--Gross Profit" above. Some metal sales from this segment do not generate proportionate increases in underlying selling and administrative expenses. See Note 1 to our Consolidated Financial Statements.

EQUITY EARNINGS/LOSSES

Equity in earnings of affiliates was $10.1 million in 1998, compared with equity in losses of affiliates of $47.8 million in 1997 and $5.0 million in 1996. The 1997 loss reflects the 1997 special and other charges of $44.8 million related to Engelhard-CLAL and Engelhard/ICC (see "--Special and Other Charges" for detail). The increase was also partially attributable to Engelhard-CLAL's improved operating results and the absence of losses from Engelhard/ICC.

GAIN ON SALE OF INVESTMENT

In 1996, we sold our share of Heraeus Engelhard Electrochemistry Corporation, a marketer of electrochemical products. We realized a gain of $2.4 million ($1.5 million after tax or $0.01 per share) on the sale.

INTEREST

Interest expense was $58.9 million in 1998, compared with $52.8 million in 1997 and $45.0 million in 1996. The 1998 increase primarily reflects the incremental financing costs associated with acquiring the Mallinckrodt businesses in May 1998. Excluding the impact of financing the acquisition of the Mallinckrodt businesses, interest expense would have decreased in the current year primarily due to lower interest rates and a decrease in average debt balances. Higher interest expense in 1997 and 1996 was primarily due to higher average debt balances as a result of acquisitions and investments.

We capitalized interest of $1.9 million in 1998, $0.7 million in 1997 and $0.9 million in 1996.

Interest income, included as a component of net sales, was $2.3 million in 1998, $1.1 million in 1997 and $1.8 million in 1996.

TAXES

Income tax expense was $73.5 million in 1998, $38.0 million in 1997 and $59.5 million in 1996. The effective income tax rate was 28.2% in 1998, 29.7% in 1997, excluding the valuation allowance associated with the 1997 special and other charges, and 28.3% in 1996. The effective income tax rate was 44.3% in 1997 including the special and other charges.

The effective tax rate in 1998 includes a $7.1 million reduction of a valuation allowance created in 1997 for certain capital loss carryforwards. In 1998, capital gains were realized on the disposal of certain capital assets. We also anticipate additional capital gains in 1999 sufficient to fully utilize this benefit.

At year-end 1998, the net deferred tax asset was $106.0 million, primarily for accrued postretirement and postemployment benefit obligations, the 1997 special and other charges, the environmental clean-up reserve and other accruals. Management believes Engelhard will generate sufficient taxable income and employ tax planning strategies to ensure deferred tax benefits are realized.

FINANCIAL CONDITION AND LIQUIDITY

Working capital was $89.5 million at December 31, 1998, compared with $15.0 million last year. The increase was primarily due to an increase in accounts receivable combined with changes in metal related assets and liabilities. The current ratio was 1.1, compared with 1.0 in 1997. The year-end market value of our precious-metal inventories exceeded carrying cost by $85.8 million, compared with $49.7 million last year. The increase in excess value reflects higher market values which more than offset the impact of slightly reduced levels of this inventory accounted for under the LIFO method. (See Note 4 to our Consolidated Financial Statements.)

Our total debt increased to $752.4 million at December 31, 1998, compared with $622.9 million last year, primarily due to the acquisition of the Mallinckrodt businesses in May 1998. The ratio of total debt to total capital was 45% at December 31, 1998, compared with 44% last year.

We currently have one $600 million, five-year committed credit facility with a group of major U.S. and overseas banks. Additional unused, uncommitted lines of credit available exceeded $670 million at year-end 1998.

In July 1998, we filed a shelf registration for $300 million. The net proceeds from offerings under the shelf registration are expected to be used to retire short-term debt and for general corporate purposes. We anticipate issuing $100 million of bonds under the shelf registration by mid-1999.

Operating activities provided net cash of $176.7 million in 1998, compared with $196.5 million in 1997 and $24.8 million in 1996. The variance in cash flows from operating activities primarily occurred in the Industrial Commodities Management segment (ICM) and reflects changes in metal positions used to facilitate both supplier and customer requirements. ICM routinely enters into a variety of arrangements for the sourcing of industrial commodities. Generally, all such transactions are hedged on a daily basis (see Note 1 to our Consolidated Financial Statements.) Hedging is accomplished primarily through forward, future and option contracts. Hedged metal obligations (metal sold not yet purchased but fully hedged) are considered financing activities and reflect the fair value of the derivative instruments. These transactions generally cover the sourcing requirements of ICM. ICM works to ensure that Engelhard and its customers have an uninterrupted source of industrial commodities utilizing supply contracts and commodities markets around the world.

The cash provided from operations other than the change in metal related assets and liabilities, exceeded $200 million in 1998 and 1997 and approximated $145 million in 1996.

The variance in cash flows from investing activities is primarily due to the acquisition of the Mallinckrodt businesses in May 1998, partially offset by proceeds received from the sale and leaseback of our principal executive and administrative offices in December 1998.

The variance in cash flows from financing activities is primarily due to the issuance in June 1998 of $120 million of our 6.95% bonds due 2028 related to the acquisition of the Mallinckrodt businesses.

Management believes that existing sources of capital, together with cash flows from operations, will be sufficient to meet foreseeable cash flow requirements.

MARKET RISK SENSITIVE TRANSACTIONS

We are exposed to market risks arising from adverse changes in interest rates, foreign currency exchange rates, and commodity prices. In the normal course of business, we use a variety of techniques and instruments, including derivatives, as part of our overall risk management strategy. We enter into derivative agreements with a diverse group of major financial and other institutions with individually determined credit limits to reduce the risk of nonperformance by counterparties.

INTEREST RATE RISK

We use sensitivity analysis to assess the market risk of our debt-related financial instruments and derivatives. Market risk is defined here as the potential change in the fair value of debt resulting from an adverse movement in interest rates. The fair value of our total debt was $750.0 million at December 31, 1998 and $633.5 million at December 31, 1997 based on average market quotations of price and yields provided by investment banks. A 100 basis point increase in interest rates could result in a reduction in the fair value of total debt of $23.0 million at December 31, 1998 compared with $13.9 million at December 31, 1997.

Also, we use interest rate derivatives to help achieve its fixed and floating rate debt objectives. As of December 31, 1998, we had two forward treasury lock agreements with a total notional value of $100 million, both of which were settled in March 1999. As of December 31, 1997, we had forward starting swaps with a total notional value of $120 million, each with a start date of April 30, 1998 and termination date of April 30, 2008. These contracts hedged a debt issuance of $120 million in June 1998.

FOREIGN CURRENCY EXCHANGE RATE RISK

We use a variety of strategies, including foreign currency forward contracts, to minimize or eliminate foreign currency exchange rate risk associated with substantially all of our foreign currency transactions, including metal-related transactions denominated in other than U.S. dollars. In selected circumstances, we may enter into foreign currency forward contracts to hedge the U.S. dollar value of our foreign investments.

We use sensitivity analysis to assess the market risk associated with our foreign currency transactions. Market risk is defined here as the potential change in fair value resulting from an adverse movement in foreign currency exchange rates. A 10% adverse movement in foreign currency rates could result in a net loss of $7.3 million in 1998 compared with $4.7 million in 1997 on our foreign currency forward contracts; however, since we limit the use of foreign currency derivatives to the hedging of contractual foreign currency payables and receivables, this loss in fair value for those instruments would generally be offset by a gain in the value of the underlying payable or receivable.

A 10% adverse movement in foreign currency rates could result in an unrealized loss of $61.4 million in 1998 compared with $61.3 million in 1997 on our net investment in foreign subsidiaries and affiliates; however, since we view these investments as long term, we would not expect such a loss to be realized in the near term.

COMMODITY PRICE RISK

Generally, all industrial commodity transactions are hedged on a daily basis using forward, future or option contracts to substantially eliminate the exposure to price risk. In addition, all industrial commodity transactions are marked-to-market daily. In limited and closely monitored situations, for which exposure levels have been set by senior management, we hold significant unhedged industrial commodity positions that are subject to future market fluctuations. Such positions may include varying levels of derivative commodity instruments.

We have performed a "value-at-risk" analysis on all of our commodity assets and liabilities. The "value-at-risk" calculation is a statistical model that uses historical price and volatility data to predict market risk on a one-day interval with a 95% confidence level. While the "value-at-risk" models are relatively sophisticated, the quantitative information generated is limited by the historical information used in the calculation. For example, the volatility in the platinum and palladium markets in 1998 and 1997 was greater than historical norms. Therefore, we use this model only as a supplement to other risk management tools and not as a substitute for the experience and judgment of senior management and dealers who have extensive knowledge of the markets and adjust positions and revise strategies as the markets change. Based on the "value-at-risk" analysis, the maximum potential one-day loss in fair value was approximately $2.7 million as of December 31, 1998 compared with $1.1 million as of December 31, 1997.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENCIES

Capital projects are designed to maintain capacity, expand operations, improve efficiency or protect the environment. Capital expenditures amounted to $116.5 million in 1998, $136.9 million in 1997 and $128.2 million in 1996. Capital expenditures in 1999 are expected to approximate 1998 spending. For information about commitments and contingencies, see Note 17 and Note 18 to our Consolidated Financial Statements.

DIVIDENDS AND CAPITAL STOCK

The annualized common stock dividend rate at the end of 1998 and 1997 was $0.40 per share. In the third quarter of 1997, the Board of Directors approved an 11.1% increase in the common stock dividend, raising the level to $0.10 per share effective September 30, 1997.

In the first quarter of 1996, the Board approved the purchase of five million shares of our common stock. At December 31, 1998, 435,000 shares had been purchased under this plan.

YEAR 2000 UPDATE


The ability of computers, software or any equipment utilizing microprocessors to properly recognize and process data at the turn of the century is commonly referred to as a Y2K compliance issue. To address this issue, Engelhard has developed a worldwide Y2K readiness plan that is divided into phases. The phases are as follows:


     -  INVENTORY -- understanding what applications are in the portfolio

     - ASSESSMENT -- determining what, if any, Y2K shortcomings each application has

     - REMEDIATION -- fixing or replacing each application to make it Y2K compliant

     - TESTING -- conducting thorough Y2K scenarios to ensure that the fixing of each application is complete

The entire company has completed the inventory and assessment stages. Our major corporate-wide applications, such as order processing, financials, metals trading, human resources and payroll, are all complete, including testing.

Engelhard has approached its Y2K compliance issue by categorizing its dependencies into two sections: Internal IT systems, and External systems of suppliers and customers. Generally, internal systems identified as non-Y2K compliant will be replaced or modified by reprograming, upgrading or other means. Many of the internal non-compliant systems were targeted for replacement for reasons other than Y2K issues as the benefits of newer technology had already created an economic business case for action. The cost of these replacement solutions will be capitalized as permitted by applicable accounting standards whereas the cost of modification solutions will generally be expensed as repairs. External systems will be monitored with the cooperation of our suppliers and customers.

Internal IT systems -- includes internal applications software such as finance, manufacturing and logistics. All internal IT systems have been inventoried and assessed for Y2K compliance.

An estimate of completion for individual business unit systems is as follows:

                  APPROXIMATE % COMPLETION OF KEY APPLICATIONS

                                               ACTUAL          PLAN
                                               ------    ----------------
                                                3/99      6/99      9/99
                                                ----      ----      ----
Environmental Technologies                       70        95       100
Process Technologies                             90       100       100
Paper, Pigments and Additives                    80       100       100
Specialty Pigments and Additives                 70        90       100
Industrial Commodities Management                90       100       100
Corporate and Other                              90       100       100

The projects which are either complete or still underway have been primarily internally planned and staffed. The only major project which used external help in assessment, remediation, and testing was our corporate order processing system (CSS), for which we engaged MCI Systemhouse. This is now complete.

A core team in corporate headquarters, including a representative from internal audit, has been given the responsibility to assess Y2K project progress during remediation. They also conduct reviews at the end of each major project to validate Y2K concurrence, according to a pre-determined checklist.

There has been little in the way of deferral of projects due to Y2K efforts. In fact, the two major system implementations at corporate (PeopleSoft HR and Oracle AR) were Y2K compliance driven. Both are now complete.

There have been no Y2K problems to date. In particular, orders which have been placed with Y2K delivery have experienced no problem.

Internal Non-IT systems--includes embedded chip technology such as programmable logic controllers and related hardware/software; and personal computers and related software. Engelhard's programmable logic controllers and related hardware/software have been inventoried and assessed for Y2K compliance. Engelhard anticipates that all non-compliant equipment software will be replaced or upgraded by mid-1999. Engelhard believes that all of its "critical" personal computers and related software are Y2K compliant. All of Engelhard's other personal computers and related software are in the process of being remediated and tested. Engelhard believes that any non-compliant hardware/software will be replaced or upgraded by mid-1999.

External systems--includes systems of customers and suppliers. Engelhard is in the process of understanding the extent to which it is vulnerable to the Y2K issues of its customers and suppliers. Engelhard has identified and contacted third parties who would have a significant negative impact on operations if not Y2K compliant. Engelhard has assessed the status of these third parties and will develop requisite action plans with respect to these findings during the first quarter of 1999. There can be no assurance that the Y2K compliance issues of these customers and suppliers will not have a material adverse affect on operating results or cash flows of Engelhard.

Engelhard's assessment of its suppliers regarding their Y2K readiness, including both domestic and international, includes comprehensive surveys of all vendors and individual assessments of key ones. The surveys are complete and revealed no major problems. The individual assessments are ongoing through 1999, and will include face-to-face reviews if appropriate. In Engelhard's communication with its customers regarding their inquiries to us, we have replied, with a standard written response which gives our assurance that we are taking the appropriate steps to be Y2K compliant before January 1, 2000.

The estimated total cost of implementing Y2K solutions is approximately $13.1 million. The total amount expended through December 31, 1997 was $0.8 million, with an additional $9.8 million expended in 1998. With regard to the $10.6 million expended to date, approximately $6.1 million has been expensed and $4.5 million capitalized in accordance with applicable accounting standards. The remaining Y2K expenditures are estimated to be incurred by the end of 1999, of which approximately $1.6 million will be expensed.

The dates on which Engelhard plans to complete any necessary Y2K modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

The failure to correct a material Y2K compliance problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could have a material adverse impact on the operations of Engelhard. Engelhard believes that, with the implementation of new business systems and completion of the Y2K project as scheduled, the possibility of significant interruptions of normal operations is reduced.

While we feel that we do not have significant exposure with respect to our major systems in dealing with Y2K, we have begun to assess areas in which a contingency plan is prudent in the event of an unforeseen problem.

To that end, each business has identified the key systems that require a contingency plan to be developed. Going forward, the milestones through 1999 are:

Establish business/site teams to develop plans and
  procedures to address identified critical components         4/30
Develop contingency plans                                      6/30
Publish recommendations relative to year end 1999 activities   7/31
Test contingency plans where possible                          8/31

EURO

On January 1, 1999, eleven of fifteen member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency--the euro. The euro is traded on currency exchanges and may be used in business transactions. The conversion to the euro will eliminate currency exchange rate risk between the member countries. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. Our operating subsidiaries affected by the euro conversion have established plans to address the issues raised by the currency conversion. These issues include, among others, the need to adapt computer and financial systems, business processes and equipment, to accommodate euro-denominated transactions and the impact of one common currency on pricing. Since financial systems and processes currently accommodate multiple currencies, the plans contemplate conversion by mid-2001 if not already addressed in conjunction with Y2K remediation. We do not expect the system and equipment conversion costs to be material. Due to numerous uncertainties, we cannot reasonably estimate the effects one common currency will have on pricing and the resulting impact, if any, on our financial condition or results of operations.

JAPAN FRAUD UPDATE

In 1998, management learned that we and several other companies operating in Japan had been victims of a fraudulent scheme involving base-metal inventory held in third-party warehouses in Japan. The inventory loss was approximately $40 million in 1997 and $20 million in 1998. We are vigorously pursuing various recovery actions. These actions include negotiations with the various third parties involved and in several instances the commencement of litigation. During 1998, we recorded a receivable from the insurance carriers and third parties involved for approximately $20 million. This amount represents management's and counsel's best estimate of the minimum probable recovery from the various insurance policies and other parties involved in the fraudulent scheme.

OTHER MATTERS

We adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" in the fourth quarter of 1998. This statement establishes standards for the way in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about those operating segments in interim reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not have an effect on our financial position or results of operations.

We adopted Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" in the fourth quarter of 1998. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The adoption of SFAS 132 did not have an effect on our financial position or results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for the Company on January 1, 2000. We will adopt SFAS 133 by the first quarter of 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. We have not yet determined the impact that the adoption of SFAS 133 will have on our earnings, comprehensive income or statement of financial position.

SUBSEQUENT EVENT

In October 1998, Standard & Poor's and Moody's Investors Service each placed its ratings of our debt on credit watch. The rating action was prompted by our announcement that we had hired financial advisors to help the Company explore its strategic alternatives after Minorco announced that it will be divesting its 31.8% interest in Engelhard. In March 1999, Moody's Investors Service confirmed the A3 ratings on our senior unsecured debt and confirmed our commercial paper rating at Prime-2. In addition, in March 1999 Standard & Poor's announced that ratings on Engelhard remain on credit watch, with the implications being revised to "negative" from "developing". If the transaction is consummated as described above, Standard & Poor's indicated that it would lower its corporate credit and senior unsecured debt ratings to single-A minus from single-A and its commercial paper ratings to A-2 from A-1. These rating actions followed the March 2, 1999 announcement of our purchase of shares of our common stock owned by Minorco.

                                    BUSINESS

We are a leading developer and producer of products and systems based on our expertise in chemistry and other sciences. Our business activities are organized into five segments: Environmental Technologies, Process Technologies, Paper Pigments and Additives, Specialty Pigments and Additives, and Industrial Commodities Management.

ENVIRONMENTAL TECHNOLOGIES

Our Environmental Technologies segment consists of Automotive Emission Systems and Emission and Performance Systems, serving the automotive, off-road vehicle, light and heavy duty truck, aircraft, power generation and process industries.

Environmental technology catalysts are used in applications such as the abatement of carbon monoxide, oxides of nitrogen and hydrocarbons from gasoline, diesel and alternate fueled vehicle exhaust gases to meet emission control standards. These catalysts also are used for removal of odors, fumes and pollutants generated by a variety of process industries, including but not limited to the painting of automobiles, appliances and other equipment; printing processes; the manufacture of nitric acid and tires; the curing of polymers; and power generation sources. In 1997, we dissolved our Metreon joint venture, formed in 1995 with W. R. Grace, to develop and market metallic substrate catalytic converters for cars. Also in 1997, we purchased the assets of W. R. Grace's Camet Metal Monolith business, which manufactures and markets pre-coated catalyzed metal monoliths for mobile-source applications as well as stationary nitrogen oxides and carbon dioxide emission-control products.

We also participate in the manufacture and supply of automotive emission-control catalysts through affiliates serving the Asia-Pacific region: N.E. Chemcat Corporation (Japan)--38.8% owned; and Heesung-Engelhard (South Korea)--49% owned, both of which also produce other catalysts and products.

The products of the Environmental Technologies segment compete in the marketplace on the basis of cost and value performance. No single competitor is dominant in the markets in which the Company operates.

The manufacturing operations of the Environmental Technologies segment are carried out in the United States, Germany, India, South Africa and the United Kingdom with equity investments located in the United States and South Korea. The products are sold principally through the Company's sales organizations or those of its equity investments, supplemented by independent distributors and representatives.

The principal raw materials used by the Environmental Technologies segment include precious metals, procured by the Industrial Commodities Management segment, and a variety of minerals and chemicals that are generally readily available.

As of January 1, 1999, the Environmental Technologies segment had approximately 1,525 employees worldwide.

PROCESS TECHNOLOGIES

Our Process Technologies segment consists of the Chemical Catalysts and Petroleum Catalysts businesses. Our Chemical Catalysts business consists of chemical and polymerization catalysts products, serving the chemical, petrochemical, pharmaceutical and food processing industries. Our Petroleum Catalysts business consists of a variety of petroleum refining catalyst products, serving the petroleum refining industries.

The Chemical Catalysts products consist of catalysts and sorbents used in the production of a variety of products or intermediates, including synthetic fibers, fragrances, antibiotics, vitamins, polymers, plastics, detergents, fuels and lube oils, solvents, oleochemicals and edible products. These catalysts are used in both batch and continuous operations, that in many cases, require special catalysts for each application. Chemical catalysts are based on our proprietary technology and are developed in close cooperation with specific customers. Sorbents are used to purify and decolorize naturally occurring fats and oils for manufacture into shortenings, margarines and cooking oils.

On May 1, 1998, we acquired the chemical catalysts businesses of Mallinckrodt Inc. for approximately $210 million in cash. The acquired businesses produce custom and licensed polymerization catalysts, base-metal catalysts, precious-metal catalysts, and maleic-anhydride catalysts and expanded our existing chemical catalysts businesses.

The products of the Chemical Catalysts business compete in the marketplace on the basis of cost and value performance. No single competitor is dominant in the markets in which the Company operates.

The manufacturing operations of the Chemical Catalysts business are carried out in the United States, Belgium, Italy and The Netherlands. The products are sold principally through the Company's sales organizations supplemented by independent representatives.

The principal raw materials used by the Chemical Catalysts business include metals, procured by the Industrial Commodities Management segment and third parties, and a variety of minerals and chemicals that are generally readily available.

The principal products of the Petroleum Catalysts business are zeolitic cracking catalysts widely used by refiners to provide economies in petroleum processing. We offer a full line of fluid catalytic cracking (FCC) catalysts, many of which are based on patented technology. These catalysts can be used to separately control selectivity and cracking activity, which enables catalyst formulations to be tailored to meet specific refiners' needs.

Other catalyst products of the Petroleum Catalysts business are used in reforming, hydrotreating, isomerization and selective hydrogenation processes in petroleum refineries to meet increasingly stringent fuel quality requirements. Silica gel absorbents are used in air drying and natural gas treating.

The products of the Petroleum Catalysts business compete in the marketplace on the basis of cost and value performance. No single competitor is dominant in the markets in which the Company operates.

The manufacturing operations of the Petroleum Catalysts business are carried out in the United States and Germany. The products are sold principally through our sales organizations supplemented by independent distributors and representatives.

The principal raw materials used by the Petroleum Catalysts business include kaolin, supplied by the Paper Pigments and Additives segment, and a variety of minerals and chemicals which are generally readily available.

As of January 1, 1999 the Process Technologies segment had approximately 1,875 employees worldwide. Most hourly employees are covered by collective bargaining agreements. Employee relations have generally been good.

PAPER PIGMENTS AND ADDITIVES

Our Paper Pigments and Additives segment serves customers in the worldwide paper industry. The products impart performance characteristics, including opacity, brightness, gloss and printability to paper products.

Products for the paper market include Miragloss pigments for coating applications requiring superior gloss and brightness; Luminex pigments, a high brightness material for high-quality paper coating: Ansilex pigments that provide the desired opacity, brightness, gloss and printability in paper products; Nuclay specialized coating pigment for lightweight publication papers; Exsilon structured pigments that improve the printability of lightweight coated paper and carbonless forms; and Spectrafil pigments for newsprint and groundwood specialty markets.

The products of the Paper Pigments and Additives segment compete with those of other kaolin manufacturers, as well as those of producers of precipitated calcium carbonate and ground calcium carbonate, on the basis of cost and value performance. No single competitor is dominant in the markets in which the Company competes.

Paper Pigments and Additives' manufacturing operations are carried out in the United States, Finland and Japan. An equity investment is located in the Ukraine. Products are sold through our sales organization or those of our equity investment, supplemented by independent distributors and representatives.

The principal raw materials used by the Paper Pigments and Additives segment include kaolin, which is mined from owned or leased property by the Company, and a variety of other minerals and chemicals which are readily available.

As of January 1, 1999 the Paper Pigments and Additives segment had approximately 1,050 employees worldwide. Most hourly employees are covered by collective bargaining agreements. Employee relations have generally been good.

SPECIALTY PIGMENTS AND ADDITIVES

Our Specialty Pigments and Additives segment provides functional additives to customers in a broad array of markets including coatings, plastics, cosmetics and construction. In addition, the segment provides iridescent films used in a variety of creative, decorative and packaging applications. Our products create value for our customers by improving the look, performance and cost of their products. We apply our technical competencies in mineral beneficiation, material science, surface chemistry and optical physics to kaolin, attapulgite, mica and other naturally-occurring materials to produce performance additives, specialty pigments and effect pigments as well as specialty films.

Minerals-based performance additives are used principally as extender pigments for a variety of purposes in the manufacture of plastic, rubber, ink, ceramic, adhesive products and paint. Principal products include Satintone products, ASP pigments and Translink surface modified reinforcements. The segment produces a variety of organic and inorganic color and pearlescent and natural pearl special-effect pigments for a wide range of applications. Additionally, the segment also produces gellants and sorbents with an assortment of uses, as well as Metamax for the concrete industry.

The products of the Specialty Pigments and Additives segment compete with those of other minerals and effect pigment manufacturers on the basis of cost and value performance. No single competitor is dominant in the markets in which the Company competes.

Specialty Pigments and Additives' manufacturing operations are carried out in the United States and in South Korea. Subsidiary sales and distribution centers are located in France, Hong Kong, Japan, Mexico, The Netherlands and Turkey. Products are sold through our sales organization supplemented by independent distributors and representatives.

The principal raw materials used by the Specialty Pigments and Additives segment include attapulgite and mica, which are mined from mineral reserves owned or leased by the Company, and a variety of other minerals and chemicals which are readily available.

As of January 1, 1999 the Specialty Pigments and Additives segment had approximately 1,325 employees worldwide. Most hourly employees are covered by collective bargaining agreements. Employee relations have generally been good.

INDUSTRIAL COMMODITIES MANAGEMENT

Our Industrial Commodities Management segment purchases and sells precious metals, base metals and related products. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price risk management requirements of the Company, its customers and suppliers. Additionally, it offers related services for precious-metals refining and produces salts and solutions.

The Industrial Commodities Management segment is responsible for procuring precious and base metals to meet the requirements of the Company's operations and its customers. Supplies of newly mined platinum group metals are obtained primarily from South Africa and the Russian Federation and to a lesser extent from the United States and Canada, the only four regions that are known significant sources. Most of these platinum group metals are obtained pursuant to a number of contractual arrangements with different durations and terms. Gold and silver are purchased from various sources. In addition, in the normal course of business, certain customers and suppliers deposit significant quantities of precious metals with the Company under a variety of arrangements. Equivalent quantities of precious metals are returnable as product or in other forms.

The Industrial Commodities Management segment also engages in precious and base metals dealing with industrial consumers, dealers, central banks, miners and refiners. It also participates in refining of precious metals and the production of salts and solutions. Offices are located in the United States, Italy, Japan, Peru, the Russian Federation, Switzerland and the United Kingdom.

As of January 1, 1999 the Industrial Commodities Management segment had approximately 125 employees worldwide.

MAJOR CUSTOMERS

For the years ended December 31, 1998 and 1997, Ford Motor Company, a customer of our Environmental Technologies and Industrial Commodities Management segments, accounted for 18% and 12%, respectively, of our net sales. For the year ended December 31, 1996, Engelhard-CLAL, a related party and a customer of our Environmental Technologies and Industrial Commodities Management segments, accounted for 16% of our net sales. Sales to these customers include both fabricated products and precious metals and were therefore significantly influenced by fluctuations in precious-metal prices, as was the quantity and type of metal purchased. In such cases, market price fluctuations, quantities and types purchased can result in material variations in sales reported, but do not usually have a direct or significant effect on earnings.

RESEARCH AND PATENTS

We currently employ approximately 475 scientists, technicians and auxiliary personnel engaged in research and development in the field of chemistry and metallurgy. These activities are conducted in the United States and abroad. Research and development expense was $69.8 million in 1998, $61.4 million in 1997 and $56.5 million in 1996.

Research facilities include fully staffed instrument analysis laboratories, which we maintain in order to achieve the high level of precision necessary for our various business groups and to assist customers in understanding how Engelhard's products and services add value to their businesses.

We own or are licensed under numerous patents secured over a period of years. It is our policy to normally apply for patents whenever we develop new products or processes considered to be commercially viable and, in appropriate circumstances, to seek licenses when such products or processes are developed by others. While we deem our various patents and licenses to be important to certain aspects of our operations, we do not consider any significant portion or our business as a whole to be materially dependent on patent protection.

ENVIRONMENTAL MATTERS

With the oversight of environmental agencies, we are currently preparing, have under review, or are implementing, environmental investigations and cleanup plans at several currently or formerly owned and/or operated sites, including Plainville, MA, Salt Lake City, UT and Attapulgus, GA. We are continuing to investigate contamination at Plainville under a 1993 agreement with the United States Environmental Protection Agency (EPA) and are awaiting approval of a decommissioning plan by the State of Massachusetts under authority delegated by the Nuclear Regulatory Commission. Investigation of the environmental status at Salt Lake City continues under a 1993 agreement with the Utah Solid and Hazardous Waste Control Board. An approved reclamation program at the Attapulgus site, under a 1994 consent order with the Georgia Department of Natural Resources, Environmental Protection Division, is complete pending final Department approval.

In addition, seven sites have been identified at which we believe liability as a potentially responsible party (PRP) is probable under the Comprehensive Environmental Response,

Compensation, and Liability Act of 1980, as amended, or similar state laws (collectively referred to as Superfund) for the cleanup of contamination resulting from the historic disposal of hazardous substances allegedly generated by the Company, among others. Superfund imposes strict, joint and several liability under certain circumstances. In many cases, the dollar amount of the claim is unspecified and claims have been asserted against a number of other entities for the same relief sought from the Company. Based on existing information, we believe that we are a de minimis contributor of hazardous substances at a number of the sites referenced above. Subject to the reopening of existing settlement agreements for extraordinary circumstances or natural resource damages, we have settled a number of other cleanup proceedings. We have also responded to information requests from EPA and state regulatory authorities in connection with other Superfund sites.

The liabilities for environmental cleanup related costs recorded in the consolidated balance sheets at December 31, 1998 and 1997 were $39.5 million and $43.6 million, respectively, including $1.2 million and $3.8 million, respectively, for Superfund sites. These amounts represent those costs which we believe are probable and reasonably estimable. Based on currently available information and analysis, our accrual represents approximately 55% of what we believe are the reasonably possible environmental cleanup related costs of a noncapital nature. The estimate of reasonably possible costs is less certain than the probable estimate upon which the accrual is based.

During the past three-year period, cash payments for environmental cleanup related matters were $4.1 million, $6.0 million and $7.0 million for 1998, 1997 and 1996, respectively. The amounts accrued in connection with environmental cleanup related matters were not significant over this time period.

For the past three-year period, environmental related capital projects have averaged less than 10 percent of our total capital expenditure programs, and the expense of environmental compliance, including environmental testing, permits, consultants and in-house staff, was not material.

There can be no assurances that environmental laws and regulations will not become more stringent in the future or that we will not incur significant costs in the future to comply with such laws and regulations. Based on existing information and currently enacted environmental laws and regulations, cash payments for environmental cleanup related matters are projected to be $8.0 million for 1999, all of which has already been accrued. Further, we anticipate that the amounts of capitalized environmental projects and the expense of environmental compliance will approximate current levels. While it is not possible to predict with certainty, we believe that environmental cleanup related reserves at December 31, 1998 are reasonable and adequate and that environmental matters are not expected to have a material adverse effect on financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on our operating results or cash flows.

LEGAL PROCEEDINGS AND CONTINGENCIES

Various lawsuits, claims and proceedings are pending against Engelhard. During 1998, 1997 and 1996, we provided $2.4 million, $2.8 million and $4.3 million, respectively, for existing legal proceedings.

We and certain of our present and former officers have agreed to a stipulation of settlement of a class action filed in November 1995 which alleged misstatements and omissions in connection with press releases issued in 1995 concerning our PremAir catalyst systems. In the settlement, which was approved by the Court on December 8, 1998, in exchange for the dismissal of the complaint against all defendants, we will pay no more than $7.2 million of a maximum settlement amount of $21.5 million. The balance of the settlement amount will be paid by insurance carried by us for such purposes. Because the final settlement amount will depend on the number of eligible shares of our common stock for which claims are submitted, the amounts to be paid by us and our insurer could be less, but in no event more, than the above-stated amounts. This matter, if resolved in accordance with the stipulation of settlement, will not have a material adverse effect on our operating results.

We are one of a number of defendants in numerous proceedings which allege that the plaintiffs contracted cancer and/or suffered other injuries from exposure to talc, asbestos or other "toxic" substances purportedly supplied by us and other defendants. We are also subject to a number of environmental contingencies and are a defendant in a number of lawsuits covering a wide range of other matters. In some of these matters, the remedies sought or damages claimed are substantial. While it is not possible to predict with certainty the ultimate outcome of these lawsuits or the resolution of the environmental contingencies, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material adverse effect on our financial condition. These matters, if resolved in a manner different from management's current expectations, could have a material adverse effect on our operating results or cash flows. See Note 17 to our Consolidated Financial Statements for information regarding environmental cleanup costs.

In July 1996, the Securities and Exchange Commission issued a formal order of investigation concerning the sales of our stock by certain of our officers and directors during 1995. Subpoenas for documents and witness testimony were issued by the SEC. In response, we provided documents to the SEC and witnesses were examined by the SEC staff during 1996.

In 1998, management learned that we and several other companies operating in Japan had been victims of a fraudulent scheme involving base-metal inventory held in third-party warehouses in Japan. The inventory loss was approximately $40 million in 1997 and $20 million in 1998. We are vigorously pursuing various recovery actions. These actions include negotiations with the various third parties involved and in several instances the commencement of litigation. During 1998, we recorded a receivable from the insurance carriers and third parties involved for approximately $20 million. This amount represents management's and counsel's best estimate of the minimum probable recovery from the various insurance policies and other parties involved in the fraudulent scheme.

In February 1999, the Peruvian taxing authority made public an investigation of the country's gold industry stemming from suspected evasion of value-added tax payments. Engelhard Peru, S.A., a purchaser and exporter of gold, paid the tax to its vendors for each purchase and then claimed a refund from the Peruvian taxing authority after export. We typically would post a one-month letter of credit to obtain a prompt refund. Our refund claims for November and December of 1998 and January of 1999 were approximately $10 million per month. We have received the refunds for November and December, but, at the request of the government, the letters of credit, in the amount of $20 million, have been extended until July 1999 while the investigation is conducted. The refund for January 1999 is going through the claims procedure and remains unpaid. Engelhard has posted a $10 million letter of credit for the January refund. Management believes, based upon consultation with counsel, that all appropriate tax payments have been made and that we are entitled to all refunds claimed. However, if the resolution of this matter differs from management's belief, the maximum financial exposure is approximately $30 million. Meanwhile, Engelhard has suspended any operations that could further increase the value-added tax exposure pending completion of the industry investigation.

                                   MANAGEMENT

The following table sets forth certain information concerning the executive officers and directors of Engelhard as of December 31, 1998:

NAME                                        AGE                        POSITION
----                                        ---                        --------
Linda G. Alvarado                           46     Director
Marion H. Antonini                          68     Director
Anthony W. Lea                              50     Director
William R. Loomis, Jr.                      50     Director
James V. Napier                             62     Director
Norma T. Pace                               77     Director
Barry W. Perry                              52     Director, President and Chief Operating Officer
Reuben F. Richards                          69     Director
Henry R. Slack                              49     Director
Orin R. Smith                               63     Director, Chairman and Chief Executive Officer
Douglas G. Watson                           54     Director
Arthur A. Dornbusch, II                     55     Vice President, General Counsel and Secretary
Mark Dresner                                47     Vice President, Corporate Communications
Thomas P. Fitzpatrick                       60     Senior Vice President and Chief Financial Officer
Joseph E. Gonnella                          52     Senior Vice President, Strategy and Corporate
                                                   Development
John C. Hess                                46     Vice President, Human Resources
Peter B. Martin                             59     Vice President, Investor Relations
Peter R. Rapin                              44     Treasurer
Robert J. Schaffhauser                      60     Vice President and Chief Technical Officer
Michael A. Sperduto                         41     Vice President, Finance
David C. Wajsgras                           38     Controller

LINDA G. ALVARADO. President and Chief Executive Officer of Alvarado Construction, Inc., since prior to 1994. Ms. Alvarado is also a director of Cyprus Amax Minerals Company, Pitney Bowes, Inc. and US West Communications Inc.

MARION H. ANTONINI. Principal of Kohlberg & Co. since March 1998. President and Chief Executive Officer of Welbilt Corporation from prior to 1994 to 1998. Mr. Antonini is also a director of Vulcan Materials Company, Scientific-Atlanta, Inc., Color Spot Nurseries, Inc. and Holley Performance Products, Inc.

ANTHONY W. LEA. Executive Director and Member of the Executive Committee of Minorco since prior to 1994; Director of Anglo American Corporation of South Africa since prior to 1994. Mr. Lea is also a director of Terra Industries Inc.

WILLIAM R. LOOMIS, JR. Chairman of the Board of Terra Industries Inc. since April 1996; Managing Director, Lazard Freres & Co. LLC, an investment bank, since prior to 1994; General Partner in the Banking Group of Lazard Freres & Co. LLC from prior to 1994 to June 1995.

JAMES V. NAPIER. Chairman of Scientific-Atlanta, Inc., a communications manufacturing company, since prior to 1994. Mr. Napier is also a director of Intelligent Systems Corporation, Vulcan Materials Company, HBO & Company, Personnel Group of America, Inc. and Westinghouse Air Brake Company.

NORMA T. PACE. Partner, Paper Analytics Associates, a planning and consulting company since 1995; Senior Advisor and Director of WEFA Group, Inc., economic consultants and forecasters since prior to 1994. Mrs. Pace is also a director of Hasbro, Inc.

BARRY W. PERRY. President and Chief Operating Officer of Engelhard since 1997; previously Group Vice President and General Manager of the Pigments and Additives Group. Mr. Perry is also a director of Arrow Electronics, Inc.

REUBEN F. RICHARDS. Retired Chairman of the Board of Terra Industries, Inc.; Retired Chairman of the Board of Minorco (U.S.A.); Retired Non-Executive Chairman of the Board of Engelhard; Chairman of the Board of Terra Industries Inc. from prior to 1994 until April 1996. Mr. Richards is also a director of Santa Fe Energy Resources, Inc., Ecolab, Grupo Financiero Banorte and Potlatch Corporation.

HENRY R. SLACK. Chief Executive of Minorco since December 1992; Member of the Executive Committee of Minorco since prior to 1994, and President and a director of Minorco since prior to 1994; director of Anglo American Corporation of South Africa Limited since prior to 1994. Mr. Slack is also a director of Terra Industries Inc.

ORIN R. SMITH. Chairman and Chief Executive Officer of Engelhard since January 1995; previously President and Chief Executive Officer of Engelhard. Mr. Smith is also a director of Ingersoll-Rand Company, Perkin-Elmer Corporation, Summit Bancorp, and Vulcan Materials Company.

DOUGLAS G. WATSON. President, CEO and Director of Novartis Corporation, a life sciences company, since January 1997. President of the Pharmaceuticals Division of CIBA-GEIGY Corporation from prior to 1994 to January 1997. Mr. Watson is also a director of Summit Bancorp.

ARTHUR A. DORNBUSCH, II. Vice President, General Counsel and Secretary of Engelhard from prior to 1994.

MARK DRESNER. Vice President of Corporate Communications effective December 17, 1998. Director of Corporate Communications from October 1995 to December 1998. Director of Human Resources for the Chemical Catalysts Group from August 1994 to September 1995. Director of Communications prior thereto.

THOMAS P. FITZPATRICK. Senior Vice President and Chief Financial Officer effective May 1, 1997. Partner with Coopers & Lybrand L.L.P. prior thereto.

JOSEPH E. GONNELLA. Senior Vice President, Strategy and Corporate Development effective February 1, 1997. Group Vice President and General Manager of the Environmental Technologies Group from August 1994 to January 1997. Business Director of the Mobile Source business prior thereto.

JOHN C. HESS. Vice President, Human Resources effective August 1, 1997. Director of Human Resources for the Chemical Catalyst Group from November 1995 to July 1997. Director of Human Resources for Policies, Plans and Services prior thereto.

PETER B. MARTIN. Vice President, Investor Relations effective June 18, 1997. Vice President, Investor Relations, W.R. Grace & Company prior thereto.

PETER R. RAPIN. Treasurer effective July 8, 1998. Assistant treasurer from July 1995 to July 1998. Director, Banking Services for Westinghouse Electric Corporation prior thereto.

ROBERT J. SCHAFFHAUSER. Vice President and Chief Technical Officer effective February 1, 1997. Vice President, Technology and Corporate Development from January 1995 to January 1997. Vice President, Corporate Development prior thereto.

MICHAEL A. SPERDUTO. Vice President-Finance since July 8, 1998. Treasurer prior thereto.

DAVID C. WAJSGRAS. Controller of Engelhard effective September 1, 1997. Chief Financial Officer and Director of Financial Services with AlliedSignal Inc. Business Services Group from July 1994 to August 1997. Business Unit Controller for AlliedSignal Inc. prior thereto.

When the offering is completed, Messrs. Anthony W. Lea and Henry R. Slack will resign from our Board of Directors.

                            THE SELLING STOCKHOLDER

Minorco is selling the common stock. Minorco, through Taurus Investments S.A., a wholly-owned subsidiary of Minorco, holds 45,943,494 shares of common stock of Engelhard, representing approximately 32% of the outstanding voting securities of Engelhard.

                          DESCRIPTION OF CAPITAL STOCK
General

Engelhard is authorized to issue 350,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, without par value. All outstanding shares of common stock are fully paid and non-assessable. As of January 31, 1999, there were 144,645,642 shares of common stock outstanding.

Common Stock

The holders of the common stock of Engelhard are entitled to receive dividends from legally available funds when they are declared by the Board of Directors, subject to the rights of the holders of preferred stock, and are entitled upon liquidation to share on a proportionate basis in all assets of Engelhard after claims of creditors of Engelhard and holders of any preferred stock have been satisfied.

The holders of the common stock are entitled to one vote for each share held on all matters which shareholders are entitled to vote upon. The holders of the common stock do not have cumulative voting rights, any preferential or preemptive right with respect to any securities of Engelhard, or any conversion rights. The common stock is not subject to redemption.

The common stock is listed on the following stock exchanges: New York, Chicago (options), London and the Swiss Electronic Bourse. The transfer agent for the common stock is ChaseMellon Shareholder Services, L.L.C.

Preferred Stock

Engelhard is authorized to issue 5,000,000 shares of preferred stock in one or more series. Engelhard's Board of Directors can fix the rights, preferences and limitations of each series. If any particular issue of preferred stock has the right to receive dividends before the common stock, any payments to satisfy those dividend preferences would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment before any payment is made to holders of common stock in the event of any liquidation, dissolution or winding-up of Engelhard. As of the date of this prospectus, no shares of preferred stock are issued or outstanding.

Supermajority Voting Requirements and Classified Board of Directors

Engelhard's restated certificate of incorporation contains restrictions on business combinations, including by merger, sale, consolidation or through the issuance of voting securities of Engelhard, with any entity who beneficially owns 5% or more of the outstanding common stock of Engelhard. At least 80% of the outstanding shares of common stock must vote to approve a business combination. The 80% affirmative vote must include at least 50% of the outstanding shares of common stock held by shareholders other than any such 5% beneficial owner. A majority of the board of directors of Engelhard could approve a business combination without the 80% affirmative vote if a majority of the directors approving the transaction had been members of the board prior to the time such 5% beneficial owner became the 5% beneficial owner.

Engelhard's restated certificate of incorporation also provides for a classified board of directors divided into three classes. All classes shall be as nearly equal in number as possible and no class shall include fewer than two directors, with one class of directors to be elected each year for a three-year term.

Neither provision described in the previous paragraphs can be amended without the affirmative vote of the holders of at least 80% of the outstanding shares of common stock. The 80% affirmative vote must include at least 50% of the outstanding shares of common stock held by shareholders other than a 5% beneficial owner.

Engelhard believes that the classified board and the 80% voting requirements are desirable to assure continuity in board membership and in policy formulated by the board. Such provisions are expected to moderate the pace of any change in control of Engelhard by extending the time required to elect a majority of the directors and to better enable the board to protect the interests of shareholders in the event that any person or corporation should attempt to obtain control of Engelhard.

Engelhard recognizes, however, that these provisions could prevent or discourage a merger, tender offer or proxy contest or attempts to gain control of a large block of Engelhard securities.

The 80% voting requirement for approval of business combinations with 5% beneficial owners, absent board approval, provides the board and minority shareholders with a veto power over such transactions. This provision would be beneficial to Engelhard management when confronted with a hostile tender offer and may deter such offers, thus depriving a shareholder of the opportunity to dispose of his or her shares in a hostile tender offer or at a premium to the market price of the common stock. The deterrence of such offers also has the effect of supporting existing management in its present position.

Shareholder Rights Plan

On October 1, 1998, our board of directors adopted a stockholder rights plan declaring a dividend distribution on November 13, 1998 of one right for each outstanding share of our common stock. Each right entitled the registered stockholders to purchase from Engelhard one one-thousandth of a share of series A junior participating preferred stock at a price of $100 per one one-thousandth of a share.

Subject to certain exceptions, the rights may not be exercised until 10 days after:

  - a person or group acquires 15% or more of our common stock.

  - a person or group announces a tender offer that, if consummated, would result in such person or group owning 15% or more of our common stock.

If either of these events happen, each holder of a right, other than the person or group who acquired 15% or more of our common stock, may exercise the right and receive common stock, or, in certain circumstances, cash, property, or other securities of Engelhard, having a value equal to two times the purchase price of the right rather than receiving the series A junior participating preferred stock.

In the event that we are acquired in a merger or other business combination transaction, or 50% or more of our assets or earning power is sold or transferred, each holder of a right will have the right to receive common stock of the acquiring company having a value equal to two times the purchase price of the right.

Subject to certain exceptions, if 15% or more of our common stock is acquired, the board of directors may exchange the rights, other than the acquirer's rights which will have become void, in whole or in part, at an exchange ratio of one share of common stock, or a fraction of a share of preferred stock having the same market value, per right.

The rights will expire on October 1, 2008, unless exchanged or redeemed prior to that date. We may redeem the rights at a price of $.001 per right at any time prior to the tenth day following a public announcement that a person or group has acquired 15% or more of our common stock.

Until the rights become exercisable, they may be transferred only with the common stock.

The purchase price payable, and the number of shares of series A preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment to prevent dilution in the event of certain actions taken by Engelhard.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Engelhard without conditioning the offer on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors of Engelhard since the board of directors may, at its option, at any time prior to the time a person has become an acquiring person, redeem all the then outstanding rights at redemption price of $.001 per right.

Directors' Liability and Indemnification of Directors and Officers

Engelhard's restated certificate of incorporation, as amended, provides that no director of Engelhard will be held personally liable to Engelhard or its shareholders for monetary damages of any kind for breach of fiduciary duty as a director, except for liability:

(1) for any breach of the director's duty of loyalty to Engelhard or its shareholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3) in respect of certain unlawful dividend payments or stock redemptions or repurchases in violation of Section 174 of the Delaware General Corporation Law ("DGCL"), or

(4) for any transaction from which the director derived an improper personal benefit.

The effect of such provisions in the restated certificate of incorporation will be to eliminate the rights of Engelhard and its shareholders, including through shareholders' derivative suits on behalf of Engelhard, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described in clauses (1) through (4) above.

The by-laws of Engelhard provide that each person who was or is made a party or is threatened to be made a party to or is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Engelhard or is or was serving at the request of Engelhard as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Engelhard to the fullest extent authorized by the DGCL. This right to indemnification shall also include the right to be paid by Engelhard the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL. This right to indemnification shall be a contract right. Engelhard may, by action of the board of directors, provide indemnification to such of the employees and agents of Engelhard to such extent and to such effect as the board of directors determines to be appropriate and authorized by the DGCL.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and Minorco has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such Underwriters below:

                                                              NUMBER OF
                                                                SHARES
                                                              ----------
UNDERWRITERS
J.P. Morgan Securities Inc..................................
Morgan Stanley & Co. Incorporated...........................
Lazard Freres & Co. LLC.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................
Salomon Smith Barney Inc....................................
                                                              ----------
          Total.............................................  26,000,000
                                                              ==========

The underwriters are offering the shares of common stock subject to their acceptance of the shares from Minorco and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the underwriters' over-allotment option described below, if any such shares are taken.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $          a share under the public offering price. Any underwriter
may allow, and such dealers may reallow, a concession not in excess of
$          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.


Minorco has granted to the underwriters an option, exercisable for 3 days from the date of this prospectus, to purchase up to an aggregate of 2,000,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.


Each of Engelhard and the directors, executive officers and certain stockholders of Engelhard, and Minorco, in the event that the underwriters' overallotment option is not exercised in full, has agreed that, without the prior written consent of the representatives, on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

     (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or other securities of Engelhard that are convertible into or exchangeable for common stock or

     (2) enter into any swap or other ownership arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the above paragraph do not apply to:

     (a) the sale of shares of common stock to the underwriters,

     (b) in the case of Engelhard, the sale of shares of common stock of Engelhard to Engelhard by Minorco,

     (c) the issuance by Engelhard of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or

     (d) transactions by any person other than Engelhard relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the common stock.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover overallotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Engelhard, Minorco and the underwriters have agreed to indemnify each other against civil liabilities under the Securities Act, including material misstatements or omissions in this prospectus.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, are engaging and may in future engage in commercial banking, financial advisory and/or investment banking transactions with Engelhard and its affiliates for which they have received or will receive customary compensation.

                                 LEGAL MATTERS

Cahill Gordon & Reindel (a partnership including a professional corporation) of New York, New York, will issue an opinion with respect to the validity of the common stock for Engelhard Corporation. Elvinger, Hoss & Prussen of Luxembourg and Ben L. Keisler, General Counsel for Minorco, will each act as counsel for Minorco. Shearman & Sterling of New York, New York will act as counsel for the Underwriters.

                                    EXPERTS

Our consolidated balance sheets as of December 31, 1998 and December 31, 1997 and the related statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1998, included and incorporated by reference in this prospectus have been included and incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
Report of Independent Auditors..............................  F-2
Consolidated Financial Statements:
  Consolidated Statements of Earnings for the years ended
     December 31, 1996, 1997 and 1998.......................  F-3
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................  F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1997 and 1998.......................  F-5
  Consolidated Statements of Shareholders' Equity as of
     December 31, 1996, 1997 and 1998.......................  F-6
Notes to Consolidated Financial Statements..................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Engelhard Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows appearing on pages F-3 through F-34 present fairly, in all material respects, the consolidated financial position of Engelhard Corporation and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the consolidated results of operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP
New York, New York
February 4, 1999, except for Note 20,
  as to which the date is March 2, 1999

                             ENGELHARD CORPORATION

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                 ------------------------------------------
                                                          YEARS ENDED DECEMBER 31,
                                                       1998            1997            1996
                                                 ----------      ----------      ----------
(in thousands, except per share amounts)
Net sales                                        $4,174,553      $3,630,653      $3,184,431
Cost of sales                                     3,527,624       3,030,717       2,671,377
                                                 ----------      ----------      ----------
  Gross profit                                      646,929         599,936         513,054
Selling, administrative and other expenses          337,556         327,820         255,460
Special charge                                           --          86,000              --
                                                 ----------      ----------      ----------
  Operating earnings                                309,373         186,116         257,594
Equity in earnings (losses) of affiliates            10,077         (47,833)         (5,008)
Gain on sale of investment                               --             305           2,378
Interest expense                                    (58,887)        (52,776)        (45,009)
                                                 ----------      ----------      ----------
  Earnings before income taxes                      260,563          85,812         209,955
Income tax expense                                   73,479          38,034          59,508
                                                 ----------      ----------      ----------
Net earnings                                     $  187,084      $   47,778      $  150,447
                                                 ==========      ==========      ==========
  Basic earnings per share                       $     1.30      $     0.33      $     1.05
  Diluted earnings per share                     $     1.29      $     0.33      $     1.03
Average number of shares outstanding--basic         144,157         144,270         143,810
                                                 ==========      ==========      ==========
Average number of shares outstanding--diluted       145,366         145,937         145,724
                                                 ==========      ==========      ==========

See accompanying notes to consolidated financial statements

                             ENGELHARD CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              --------------------------
                                                                     DECEMBER 31,
                                                                    1998            1997
                                                              ----------      ----------
(in thousands)
ASSETS
  Cash                                                        $   22,339      $   28,765
  Receivables, net of allowances of $7,038 and $4,931,
     respectively                                                376,826         323,330
  Committed metal positions                                      541,224         502,494
  Inventories                                                    349,752         356,403
  Other current assets                                            69,826          44,180
                                                              ----------      ----------
          Total current assets                                 1,359,967       1,255,172
  Investments                                                    156,727         160,082
  Property, plant and equipment, net                             876,461         788,178
  Intangible assets, net                                         326,253         214,929
  Other noncurrent assets                                        146,911         167,962
                                                              ----------      ----------
          Total assets                                        $2,866,319      $2,586,323
                                                              ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Short-term borrowings                                       $  255,002      $  249,368
  Accounts payable                                               227,535         180,499
  Hedged metal obligations                                       552,690         572,266
  Other current liabilities                                      235,218         238,003
                                                              ----------      ----------
          Total current liabilities                            1,270,445       1,240,136
  Long-term debt                                                 497,393         373,574
  Other noncurrent liabilities                                   196,924         187,353
                                                              ----------      ----------
          Total liabilities                                    1,964,762       1,801,063
  Commitments and contingent liabilities
Shareholders' equity:
  Preferred stock, no par value, 5,000 shares authorized and
     unissued                                                         --              --
  Common stock, $1 par value, 350,000 shares authorized and
     147,295 shares issued                                       147,295         147,295
  Retained earnings                                              853,249         726,082
  Treasury stock, at cost, 4,008 and 2,803 shares,
     respectively                                                (65,013)        (45,992)
  Accumulated other comprehensive loss                           (33,974)        (42,125)
                                                              ----------      ----------
          Total shareholders' equity                             901,557         785,260
                                                              ----------      ----------
          Total liabilities and shareholders' equity          $2,866,319      $2,586,323
                                                              ==========      ==========

See accompanying notes to consolidated financial statements

                             ENGELHARD CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        -----------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                          1998         1997         1996
                                                        ---------    ---------    ---------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                            $ 187,084    $  47,778    $ 150,447
Adjustments to reconcile net earnings to net cash
  provided by operating activities
  Depreciation, depletion and amortization                100,931       88,066       74,871
  Gain on sale of investments                                  --         (305)      (2,378)
  Special charge                                               --       86,000           --
  Equity results, net of dividends                         (8,055)      51,636        7,523
  Net change in assets and liabilities
     Metal related                                        (71,859)     (29,763)    (121,270)
     All other                                            (31,389)     (46,864)     (84,434)
                                                        ---------    ---------    ---------
     Net cash provided by operating activities            176,712      196,548       24,759
                                                        ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net                                (116,460)    (136,945)    (128,195)
Proceeds from sale of investment                            1,018        2,458        1,391
Proceeds from sale and leaseback                           67,168           --           --
Acquisition of businesses and investments                (244,780)     (37,409)    (287,675)
Other                                                       5,850        8,691        4,931
                                                        ---------    ---------    ---------
     Net cash used in investing activities               (287,204)    (163,205)    (409,548)
                                                        ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings                5,349      (55,493)     121,419
Increase in hedged metal obligations                       39,743       55,403      159,286
Proceeds from issuance of long-term debt                  115,605          555      250,164
Repayment of long-term debt                                    --       (2,051)    (100,786)
Purchase of treasury stock                                 (8,411)          --       (7,357)
Stock bonus and option plan transactions                   11,021       13,329       13,903
Dividends paid                                            (57,842)     (54,851)     (51,773)
                                                        ---------    ---------    ---------
     Net cash provided by (used in) financing
       activities                                         105,465      (43,108)     384,856
Effect of exchange rate changes on cash                    (1,399)      (1,153)        (407)
                                                        ---------    ---------    ---------
Net decrease in cash                                       (6,426)     (10,918)        (340)
Cash at beginning of year                                  28,765       39,683       40,023
                                                        ---------    ---------    ---------
Cash at end of year                                     $  22,339    $  28,765    $  39,683
                                                        =========    =========    =========

See accompanying notes to consolidated financial statements

                             ENGELHARD CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       ------------------------------------------------------------------------------
                                                                         ACCUMULATED
                                                                            OTHER           TOTAL
                        COMMON    RETAINED   TREASURY   COMPREHENSIVE   COMPREHENSIVE   SHAREHOLDERS'
                        STOCK     EARNINGS    STOCK     INCOME/(LOSS)   INCOME/(LOSS)      EQUITY
                       --------   --------   --------   -------------   -------------   -------------
(in thousands, except
  per share amounts)
Balance at December
  31, 1995             $147,295   $625,787   $(57,173)                  $      21,833   $    737,742
Comprehensive
  income/(loss):
  Net earnings                     150,447                    150,447                        150,447
                                                        -------------
  Other comprehensive
     loss:
     Foreign currency
       translation
       adjustments                                             (9,806)
                                                        -------------
  Other comprehensive
     loss                                                      (9,806)         (9,806)        (9,806)
                                                        -------------
Comprehensive income                                          140,641
                                                        =============
Dividends ($0.36 per
  share)                           (51,773)                                                  (51,773)
Treasury stock
  acquired                                     (7,357)                                        (7,357)
Stock bonus and
  option plan
  transactions                       5,852      8,051                                         13,903
                       --------   --------   --------   -------------   -------------   ------------
Balance at December
  31, 1996              147,295    730,313    (56,479)                         12,027        833,156
Comprehensive
  income/(loss):
  Net earnings                      47,778                     47,778                         47,778
                                                        -------------
  Other comprehensive
     loss:
     Foreign currency
       translation
       adjustments                                            (54,152)
                                                        -------------
  Other comprehensive
     loss                                                     (54,152)        (54,152)       (54,152)
                                                        -------------
Comprehensive loss                                             (6,374)
                                                        =============
Dividends ($0.38 per
  share)                           (54,851)                                                  (54,851)
Stock bonus and
  option plan
  transactions                       2,842     10,487                                         13,329
                       --------   --------   --------   -------------   -------------   ------------
Balance at December
  31, 1997              147,295    726,082    (45,992)                        (42,125)       785,260

                       ------------------------------------------------------------------------------
                                                                         ACCUMULATED
                                                                            OTHER           TOTAL
                        COMMON    RETAINED   TREASURY   COMPREHENSIVE   COMPREHENSIVE   SHAREHOLDERS'
                        STOCK     EARNINGS    STOCK     INCOME/(LOSS)   INCOME/(LOSS)      EQUITY
                       --------   --------   --------   -------------   -------------   -------------
Comprehensive
  income/(loss):
  Net earnings                     187,084                    187,084                        187,084
                                                        -------------
  Other comprehensive
     income/(loss):
     Foreign currency
       translation
       adjustments                                             12,067
     Minimum pension
       liability
       adjustment                                              (3,916)
                                                        -------------
  Other comprehensive
     income                                                     8,151           8,151          8,151
                                                        -------------
Comprehensive income                                          195,235
                                                        =============
Dividends ($0.40 per
  share)                           (57,842)                                                  (57,842)
Treasury stock
  acquired                                     (8,411)                                        (8,411)
Adoption of Rabbi
  Trust                             (3,603)   (20,103)                                       (23,706)
Stock bonus and
  option plan
  transactions                       1,528      9,493                                         11,021
                       --------   --------   --------   -------------   -------------   ------------
Balance at December
  31, 1998             $147,295   $853,249   $(65,013)                  $     (33,974)  $    901,557
                       ========   ========   ========   =============   =============   ============

See accompanying notes to consolidated financial statements

                             ENGELHARD CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1997 AND 1998

NOTE ONE--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Engelhard Corporation and its wholly-owned subsidiaries (collectively referred to as Engelhard or the Company). All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year presentation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents include all investments purchased with an original maturity of three months or less, and have virtually no risk of loss in value.

Inventories
Inventories are stated at the lower of cost or market. The elements of cost include direct labor and materials, variable overhead and the full absorption of fixed manufacturing overhead. The cost of precious-metals inventories is determined using the last-in, first-out (LIFO) method of inventory valuation. The cost of other inventories is principally determined using either the average cost or the first-in, first-out (FIFO) method.

Property, Plant and Equipment
Property, plant, and equipment are stated at cost. Depreciation of buildings and equipment are provided primarily on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 20 years, while machinery and equipment is depreciated based on lives varying from 3 to 10 years. Depletion of mineral deposits and mine development are provided under the units of production method. When assets are sold or retired, the cost and related accumulated depreciation is removed from the accounts and any gain or loss is included in earnings.

Intangible Assets
Identifiable intangible assets such as patents and trademarks are amortized using the straight-line method over their estimated useful lives. Goodwill is amortized over periods up to 40 years using the straight-line method. The Company recorded amortization expense of $12.6 million in 1998, $9.6 million in 1997, and $6.3 million in 1996. The accumulated amortization amounted to $34.8 million and $22.2 million at December 31, 1998 and December 31, 1997, respectively. Included in intangible assets, is net goodwill which amounted to $300.0 million and $209.4 million at December 31, 1998 and December 31, 1997, respectively. The increase in net goodwill was primarily the result of the acquisition of the Mallinckrodt businesses in May 1998. The Company continually evaluates the reasonableness of its amortization of intangibles. In addition, if it becomes probable that expected future undiscounted cash flows associated with intangible assets are less than their carrying value, the assets are written down to their fair value.

                             ENGELHARD CORPORATION

Committed Metal Positions and Hedged Metal Obligations
The Company routinely enters into a variety of arrangements for the sourcing of industrial commodities. These arrangements are spread among a number of counterparties, which are generally major industrial companies or highly rated financial or other institutions. The conduct of this business is closely monitored.

Generally, all industrial commodity transactions are hedged on a daily basis, using forward, future, option or swap contracts to substantially eliminate the exposure to price risk. In addition, all industrial commodity transactions are marked-to-market daily. In limited and closely monitored situations, for which exposure levels have been set by senior management, the Company holds significant unhedged industrial commodity positions that are subject to future market fluctuations. Such positions may include varying levels of derivative commodity instruments.

Committed metal positions (non-inventory metal purchases) and hedged metal obligations (metal sold not yet purchased but fully hedged) are carried at fair value. Fair value is generally based on listed market prices. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations in different markets, including markets located in different geographic areas. Any change in value, realized or unrealized, is recognized in gross profit in the period of the change.

Environmental Costs
In the ordinary course of business, like most other industrial companies, the Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup related costs. The Company's policy is to accrue environmental cleanup related costs of a noncapital nature when those costs are believed to be probable and can be reasonably estimated. Environmental clean-up costs are deemed probable when litigation has commenced or a claim or an assessment has been asserted or, based on available information, commencement of litigation or assertion of a claim or an assessment is probable and based on available information, it is probable that the outcome of such litigation, claim or assessment will be unfavorable. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. For certain matters, the Company expects to share costs with other parties. The Company does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

Revenue Recognition
Revenues are recognized on sales of product at the time the goods are shipped or when title has passed to the customer. In limited situations, revenue is recognized on a bill and hold basis as title passes to the customer before shipment of goods. These bill and hold sales meet the criteria for revenue recognition. Sales recognized on a bill and hold basis were approximately $10.8 million in 1998, $2.6 million in 1997 and $4.1 million in 1996.

The metal component of product sales is recognized at contract price on the date of title transfer. For all other commodity related activities, an unrealized gain or loss is recorded based on changes in the market value of the Company's positions.

                             ENGELHARD CORPORATION

Sales and Cost of Sales
Some of the Company's businesses use precious metals in their manufacturing processes. Precious metals are included in sales and cost of sales if the metal has been supplied by the Company. Often, customers supply the precious metals for the manufactured product. In those cases, precious-metals values are not included in sales or cost of sales. The mix of such arrangements and the extent of market price fluctuations can significantly affect the level of reported sales but do not usually have a material effect on earnings.

In addition, sales and purchases of precious metals to/from industrial and refining customers are transacted through the Company's dealing operations and are recorded in sales and cost of sales. Secondarily, and usually as a consequence of the above transactions, the Company also engages in precious-metals dealing with other counterparties. In these cases, the precious-metals values are generally included in sales and cost of sales only to the extent that the Company has added value by changing the physical form of the metal.

Income Taxes
Deferred income taxes reflect the differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted.

Equity Method of Accounting
The Company's investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Accordingly, the Company's share of the earnings of these companies is included in consolidated net income. Investments in other companies are carried at cost.

Derivative Instruments
Engelhard enters into foreign exchange contracts as a hedge against monetary assets and/or liabilities which are denominated in currencies other than the functional currency of the entity holding those assets or liabilities. The ultimate maturities of the contracts are timed to coincide with the expected liquidation of the underlying monetary balances. Gains and losses on the ultimate settlement of the contracts are offset against the losses and gains realized on those underlying monetary accounts.

Interest rate swaps and similar arrangements are used by Engelhard to lock in interest rates and/or convert floating rates to fixed and vice versa. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the underlying debt agreements.

The use of derivative commodity instruments is discussed above under "Committed Metal Positions and Hedged Metal Obligations." To the extent that the maturities of these instruments are mismatched, Engelhard may be exposed to cash interest rates. This exposure is mitigated through use of Eurodollar futures which are marked to market daily along with the underlying commodity instruments.

Stock Option Plans
The Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" in 1997. In conjunction with the adoption, the Company will continue to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" with pro-forma disclosure of net income and earnings per share as if the fair value based method prescribed by

                             ENGELHARD CORPORATION

SFAS 123 had been applied. In general, no compensation cost related to these plans is recognized in the consolidated statements of earnings.

Research and Development Costs
Research and development costs are charged to expense as incurred and were $69.8 million in 1998, $61.4 million in 1997 and $56.5 million in 1996. These costs are included within selling, administrative and other expenses in the Company's consolidated statements of earnings.

Foreign Currency Translation
The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in the Company's consolidated statements of earnings.

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is effective for the Company on January 1, 2000. The Company will adopt SFAS 133 by the first quarter of 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings, comprehensive income or statement of financial position.

NOTE TWO--ACQUISITIONS

On May 1, 1998, the Company acquired the chemical catalyst businesses of Mallinckrodt Inc. for approximately $210 million in cash. The Company initially financed the acquisition with a combination of commercial paper and bank borrowings. The purchase price exceeded the preliminary assessment of the fair value of net assets acquired by approximately $90 million, which is being amortized on a straight-line basis over 40 years. The results of the Mallinckrodt businesses are included in the accompanying financial statements from the date of acquisition: For the year ended December 31, 1998, the acquisition increased net sales by $67.7 million; operating earnings by $16.2 million; and earnings per share by $0.04. Earnings per share include the impact of higher interest expense related to the acquisition.

                             ENGELHARD CORPORATION

The following summarized unaudited pro forma financial information of the Company assumes the acquisition had occurred on January 1 of each year:

                                                              --------------------
PRO FORMA INFORMATION                                           1998        1997
---------------------                                         --------    --------
(in millions except per share amounts)
Net sales                                                     $4,203.8    $3,717.6
Net earnings                                                     188.9        47.9(1)
Basic earnings per share                                          1.31        0.33(1)
Diluted earnings per share                                        1.30        0.33(1)

---------------
(1) The 1997 pro forma balances include special and other charges of $149.6 million ($117.7 million after tax or $0.82 per share).

The 1997 amounts above include the Mallinckrodt businesses actual results in 1997. The 1998 amounts above include the Mallinckrodt businesses results for the first four months of 1998 prior to the acquisition, and the eight months in 1998 postacquisition. The pro forma amounts are based upon certain assumptions and estimates, and do not reflect any benefit economies that might be achieved from combined operations. The pro forma results do not necessarily represent results that would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

On May 31, 1996, the Company acquired the Mearl Corporation (Mearl). Mearl manufactured and supplied the automotive, cosmetics and industrial markets with pearlescent pigments, and also manufactured and supplied iridescent film and other products to a variety of markets. The transaction was accounted for as a purchase. The purchase price was $272.7 million in cash, financed primarily with long-term debt. The purchase price exceeded the fair value of net assets acquired by $153.5 million, which is being amortized on a straight-line basis over 35 years. The results of operations of Mearl, integrated into the Specialty Pigments and Additives segment, are included in the accompanying consolidated financial statements from the date of acquisition.

NOTE THREE--SPECIAL AND OTHER CHARGES

In response to weak results of certain operations, and as a result of the base-metal fraud in Japan, Engelhard recorded, in the fourth quarter of 1997, Special and Other Charges of $149.6

                             ENGELHARD CORPORATION
million ($117.7 million after tax). The following table sets forth the impact of the Special and Other Charges in the 1997 Consolidated Statement of Earnings:

FINANCIAL IMPACT

                                                              -------------
                                                               SPECIAL AND
                                                              OTHER CHARGES
                                                              -------------
(in millions, except per share amounts)
Cost of sales                                                 $        (6.1)
Selling, administrative and other expenses                            (12.7)
Special charge                                                        (86.0)
                                                              -------------
Operating loss                                                       (104.8)
Equity in losses of affiliates                                        (44.8)
                                                              -------------
Loss before income taxes                                             (149.6)
Income tax benefit                                                     31.9
                                                              -------------
Net loss                                                      $      (117.7)
                                                              -------------
Basic loss per share                                          $       (0.82)
                                                              -------------

The 1997 special and other charges are described below:

     - The Process Technologies segment incurred charges of $35.4 million primarily related to the closure and subsequent sale of a petroleum catalysts facility in The Netherlands used for the manufacture of fluid catalytic cracking (FCC) catalysts. Management approved a plan to improve the profitability of this business, primarily by lowering its cost structure and optimizing its manufacturing resources. The most significant action resulted in the 1998 sale of the FCC catalysts facility in The Netherlands. There was no gain or loss on the sale of the facility as the sales price approximated the carrying value as adjusted by the special and other charges. This decision was driven by industry overcapacity and the determination that Engelhard's European customers could be served more efficiently by North American FCC catalysts operations. As a result, Engelhard provided for employee severance obligations of $6.4 million covering 90 site employees, plant closure and other miscellaneous costs of $1.7 million and asset write-downs of $27.3 million consisting of $22.1 million to reduce the carrying value of the facility to an estimate of fair value based on appraisals performed by third parties, a $2.7 million reserve for obsolete inventory, and $2.5 million to write-off intangible assets related to production technology which could no longer be utilized. These actions are expected to be substantially complete by the end of 1999.


     - The Environmental Technologies segment incurred charges of $29.6 million related to the sale of the stationary-source, emission-control capital equipment business. Management approved a plan to sell this business based on unfavorable market growth projections, combined with low technological barriers to enter this market. Management believes that this strategy will allow Engelhard to concentrate on its core competency--catalyst technology. Revenue and operating loss for the capital equipment business were $21.6 million and $6.4 million, respectively, for the year ended December 31, 1997 and $40.3 million and zero, respectively, for the year ended December 31, 1996. Engelhard continues to sell catalysts for stationary-source pollution abatement. Engelhard provided for losses on contracts and warranty costs of $7.9 million and reduced the carrying value of goodwill and other assets by $21.7 million to an estimate of fair value based on

                             ENGELHARD CORPORATION
       negotiations with third parties. This write-down consisted of the write-off of goodwill of $15.0 million, a reserve for uncollectable accounts receivable of $4.2 million and a reserve for obsolete inventory of $2.5 million. The sale was completed in February 1998 and there was no gain or loss on the sale of the business as the sales price approximated the carrying value as adjusted by the special and other charges. These actions are expected to be substantially complete by the end of 1999.

     - The Specialty Pigments and Additives segment wrote off assets of approximately $0.8 million.

     - Japan base-metal fraud of $39.0 million (see Note 18--"Litigation and Contingencies" of the Notes to Consolidated Financial Statements of the 1998 Form 10-K for further detail).

     - Engelhard recorded equity in losses of affiliates of $44.8 million as follows:

      - Engelhard-CLAL continued to face pressures of declining demand for French manufactured jewelry, generally due to the availability of inexpensive high-quality costume jewelry, and increased competition from other international fabricators of precious-metal products with lower cost structures. In response to these economic pressures and market conditions, Engelhard and its partner, FIMALAC, agreed to rationalize certain operations, determined that related assets were impaired and reduced those assets to their estimated realizable value. The impact to Engelhard of these actions was approximately $30.9 million, the components of which were: a valuation allowance provided on deferred tax assets of $14.3 million, employee severance of $10.5 million, write off of production equipment of $4.3 million and inventory obsolescence reserves of $1.8 million. In addition, Engelhard wrote off goodwill of $9.0 million related to its investment in the joint venture based on the expected future undiscounted cash flows. While market conditions continue to reflect the circumstances noted in 1997, as a result of the actions taken by Engelhard-CLAL, operating results turned marginally positive in 1998. Engelhard-CLAL management expects that these actions will be substantially completed during 1999.

      - In 1997, Engelhard reached an agreement with its partner, ICC Technologies, to restructure Engelhard/ICC, a joint venture in desiccant-based, climate-control systems. As a result of this restructuring, Engelhard subsequently acquired 100% of Engelhard Hexcore L.P., the portion of the former joint venture that focuses on manufacturing and marketing desiccant-coated rotors and related products, and sold its interest in Fresh Air Solutions L.P., which comprised the remainder of the joint venture. Goodwill of $4.9 million related to Fresh Air Solutions L.P. was written off as a loss on sale. Management believes that this reorganization will allow greater concentration on core competencies. This action had been completed prior to the end of 1998.

PRE-1997 CHARGES

The pre-1997 restructuring charges are related to:

     - The restructuring of administrative operations at corporate headquarters and the process technologies organization;

     - The transfer of Attapulgite operations from the Company's Attapulgus, GA facility to the acquired Quincy, FL site and the associated closing of the Attapulgus operations;

     - The closure of the Plainville, MA site and the subsequent disposal upon the completion of environmental remediation activities;

                             ENGELHARD CORPORATION

     - The shutdown of operations at a Company facility in Newark, NJ and the subsequent disposal of the facility;

     - The shutdown of certain operations of the Union, NJ facility and relocation of certain other operations to other underutilized Company facilities.


The employee severance costs associated with the pre-1997 restructuring charges are primarily related to the restructuring of administrative operations and the transfer of Attapulgite operations. The severance costs associated with these actions have been paid over extended periods as certain agreements negotiated with severed employees provided for payments to be spread over several years. The pre-1997 restructuring charges originally provided for employee severance obligations for 1,863 corporate and site employees. The remaining severance obligation as of December 31, 1998 is primarily attributable to 43 employees. Additionally, regulatory delays in the consummation of the Company's acquisition of the Quincy, FL attapulgite operation and inherent delays in the completion of environmental remediation activities at Plainville, MA. have extended the payment periods for those severance costs. Costs of retention of employees for the longer than expected periods prior to termination have been expensed as incurred. The remaining severance accrual of $3.6 million at December 31, 1998 is principally for long-term severance payments related to the Union facility and for severance costs for employees remaining at the Plainville, MA site until its closure.


Non-separation related costs associated with the pre-1997 restructuring charges are primarily for costs associated with the shut down of the Union and Newark, NJ sites, the Attapulgus, GA attapulgite operations, as well as non-environmental shut-down costs at the Plainville, MA site. These shut down costs approximated $15 million during the three year period ended December 31, 1998. The remaining accrual of $2.9 million is primarily for shut-down costs to be incurred until closure of the Plainville and Union facilities. The timeframe for final closure of the Plainville facility is pending government approval of environmental cleanup plans at the site. Additionally, negotiations have begun for the sale of a portion of the Union facility which, if consummated, will complete the closure process for that site.


The actions related to the Plainville, MA site and the Union, NJ site are expected to be substantially complete by the end of 2000.


Pending resolution of the matters discussed above, the Company believes remaining reserves related to pre-1997 restructuring activities are adequate for remaining activities under those plans.

                             ENGELHARD CORPORATION

The following table sets forth the components of Engelhard's reserves for restructuring and exit costs:

RESTRUCTURING RESERVES

                                    ------------------------------------------------------------
                                       SEPARATIONS             OTHER                TOTAL
                                    PRE-1997    1997     PRE-1997    1997     PRE-1997     1997
                                    --------    -----    --------    -----    --------    ------
(in millions)
Balance at December 31, 1995           $13.7    $  --      $ 18.8    $  --      $ 32.5    $   --
Cash spending                           (7.4)      --       (10.6)      --       (18.0)       --
Asset write-offs                          --       --        (1.0)      --        (1.0)       --
                                      ------    -----     -------    -----     -------    ------
Balance at December 31, 1996             6.3       --         7.2       --        13.5        --
Cash spending                           (1.7)      --        (6.5)      --        (8.2)       --
Provision                                 --      6.6          --     10.1          --      16.7
                                      ------    -----     -------    -----     -------    ------
Balance at December 31, 1997             4.6      6.6         0.7     10.1         5.3      16.7
Cash spending                           (1.0)    (3.7)        2.2     (8.0)        1.2     (11.7)
Asset write offs                          --       --          --     (1.9)         --      (1.9)
                                      ------    -----     -------    -----     -------    ------
Balance at December 31, 1998           $ 3.6    $ 2.9      $  2.9    $ 0.2      $  6.5    $  3.1
                                      ------    -----     -------    -----     -------    ------
                                      ------    -----     -------    -----     -------    ------


The non-separation related cash spending for pre-1997 restructuring and exit cost liabilities for each of the three years ended December 31, 1998, 1997, and 1996 consisted primarily of costs associated with the shut-down of the Union and Newark, NJ sites, the Attapulgus, GA site and the Plainville, MA site. The Newark NJ site was sold in 1998 and had a carrying value of $4.8 million in 1993. The proceeds received in 1998 of $7.1 million related to this facility have been netted against $4.9 million of cash expenditures in the above presentation. The remaining balance in the pre-1997 restructuring reserves consist of shut-down costs for the Union, NJ, Attapulgus, GA and Plainville, MA sites.


The non-separation restructuring and exit cost provision made in 1997 consists primarily of costs associated with the shutdown of the facilities to be closed in connection with the Process Technologies and Environmental Technologies actions discussed above, and certain warranty obligations associated with the sold Environmental Technologies business. Non-separation related cash spending related to these liabilities for the year ended December 31, 1998 consisted of payments related to the completion of the shutdown of the facilities and the satisfaction of any warranty obligations.

NOTE FOUR--INVENTORIES

Inventories consist of the following:

                                           ----------------
INVENTORIES                                 1998      1997
-----------                                ------    ------
(in millions)
Raw materials                              $ 76.3    $ 99.2
Work in process                              54.9      31.9
Finished goods                              189.7     191.8
Precious metals                              28.9      33.5
                                           ------    ------
          Total inventories                $349.8    $356.4
                                           ======    ======

                             ENGELHARD CORPORATION

All precious-metals inventories are stated at LIFO cost. The market value of the precious-metals inventories exceeded cost by $85.8 million and $49.7 million at December 31, 1998 and 1997, respectively. Net earnings include after-tax gains of $4.9 million in 1998, $2.0 million in 1997, and $3.3 million in 1996 from the sale of inventory accounted for under the LIFO method.

In the normal course of business, certain customers and suppliers deposit significant quantities of precious metals with the Company under a variety of arrangements. Equivalent quantities of precious metals are returnable as product or in other forms.

NOTE FIVE--PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                        --------------------
PROPERTY, PLANT AND EQUIPMENT             1998        1997
-----------------------------           --------    --------
(in millions)
Land                                    $   26.1    $   38.3
Buildings and building improvements        210.6       232.9
Machinery and equipment                  1,323.7     1,196.9
Construction in progress                   124.2       111.5
Mineral deposits and mine development       79.7        76.9
                                        --------    --------
                                         1,764.3     1,656.5
Accumulated depreciation and depletion     887.8       868.3
                                        --------    --------
Property, plant and equipment, net      $  876.5    $  788.2
                                        ========    ========

Mineral deposits and mine development consist of industrial mineral reserves such as kaolin, attapulgite and mica. The Company does not own any mining reserves or conduct any mining operations with respect to platinum, palladium or other metals.

In December 1998, the Company entered into a sale-leaseback transaction for property that served as the principal executive and administrative offices of the Company and its operating businesses. The gain on the transaction was approximately $15.3 million and is being amortized over the twenty-year term of the lease.

The Company capitalized interest of $1.9 million in 1998, $0.7 million in 1997 and $0.9 million in 1996.

NOTE SIX--INVESTMENTS

The Company has investments in affiliates that are accounted for on the equity method. The more significant of these investments are Engelhard-CLAL and N.E. Chemcat Corporation (N.E. Chemcat). Engelhard-CLAL, a 50% joint venture, manufactures and markets certain products containing precious metals. N.E. Chemcat is a 38.8% owned, publicly-traded Japanese corporation and a leading producer of automotive and chemical catalysts, electronic chemicals and other precious-metals-based products.

At December 31, 1998 and 1997, the quoted market value of the Company's investment in N.E. Chemcat was approximately $66 million and $56 million, respectively. The valuation represents a mathematical calculation based on the closing quotation published by the Tokyo over-the-counter market and is not necessarily indicative of the amount that could be realized upon sale.

                             ENGELHARD CORPORATION

Due to the recent weakness of the Japanese equity markets, the Company's investment in N.E. Chemcat exceeded the quoted market values by $3.7 million and $17.9 million as of December 31, 1998 and 1997, respectively. Management believes this situation to be temporary.

The summarized unaudited financial information below represents an aggregation of the Company's nonsubsidiary affiliates on a 100 percent basis, unless otherwise noted:

                                                    --------------------------------
              FINANCIAL INFORMATION                   1998        1997        1996
              ---------------------                 --------    --------    --------
(unaudited)(in millions)
Earnings data:
  Revenue                                           $1,540.7    $1,788.6    $1,739.7
  Gross profit                                         151.8       165.0       327.9
  Net earnings/(losses)                                 14.3       (69.6)(1)     (5.3)
  Engelhard's equity in net earnings/(losses)
     of affiliates                                      10.1       (47.8)(1)     (5.0)
Balance sheet data:
  Current assets                                    $  530.2    $  420.1
  Noncurrent assets                                    197.5       216.5
  Current liabilities                                  250.0       117.4
  Noncurrent liabilities                                89.1       185.8
  Net assets                                           388.6       333.4
  Engelhard's equity in net assets                     153.6       156.1

The Company's share of undistributed earnings/losses of affiliated companies included in consolidated retained earnings were losses of $5.4 million in 1998 and $14.2 million in 1997, compared with earnings of $36.0 million in 1996. Dividends from affiliated companies were $2.0 million in 1998, $3.8 million in 1997 and $2.5 million in 1996.
---------------
(1) The 1997 loss includes $39.9 million in special and other charges related to Engelhard-CLAL (see Note 3, "Special and Other Charges," of the Notes to Consolidated Financial Statements for further detail).

NOTE SEVEN--METAL POSITIONS AND OBLIGATIONS

The following table sets forth the Company's open metal positions included in Committed Metal Positions on the consolidated balance sheets:

                                       --------------------------------------
                                             1998                 1997
                                        GROSS                GROSS
     METAL POSITIONS INFORMATION       POSITION    VALUE    POSITION    VALUE
     ---------------------------       --------    -----    --------    -----
(in millions)
Platinum group metals                      Long    $17.4        Long    $16.0
Gold                                       Flat       --       Short     (0.6)
Silver                                     Flat       --       Short     (1.7)
Base metals                                Long      4.6       Short     (0.2)
                                                   -----                -----
          Total open metal positions,
            net                                    $22.0                $13.5
                                                   =====                =====

                             ENGELHARD CORPORATION

The net mark-to-market adjustments related to open positions were not material in 1998, 1997 or 1996.

Derivative commodity and foreign currency instruments used to hedge metal positions and obligations consist of the following:

                                    ----------------------------------------
                                            1998                  1997
METAL HEDGING INSTRUMENTS             BUY         SELL       BUY       SELL
-------------------------           --------    --------    ------    ------
(in millions)
Forward/futures contracts           $1,270.9    $1,057.4    $927.9    $742.5
Eurodollar futures                      44.5       120.4     385.0     639.0
Swaps                                  367.2       343.5     246.9     298.4
Options                                  0.1          --      42.9      14.6
Yen forwards/futures                      --        11.6        --      31.1

NOTE EIGHT--FINANCIAL INSTRUMENTS

The Company's nonderivative financial instruments consist primarily of cash in banks, temporary investments, accounts receivable and debt. The fair value of financial instruments in working capital approximates book value. The fair value of long-term debt was $495.9 million in 1998 and $384.1 million in 1997 based on current interest rates, compared with a book value of $497.4 million in 1998 and $373.6 million in 1997.

The Company believes that its financial instruments do not represent a concentration of credit risk because the Company deals with a variety of major banks worldwide, and its accounts receivable are spread among a number of major industries, customers and geographic areas. In addition, a centralized credit committee reviews significant credit transactions and risk management issues before the granting of credit and an appropriate level of reserves is maintained. For the past three-year period, provisions to these reserves were not significant.

Foreign Currency Instruments
Aggregate foreign transaction gains and losses were not significant for any year presented. The following table sets forth, in U.S. dollars, the Company's open foreign currency forward contracts used for hedging other than metal-related transactions (see Note 7, "Metal Positions and

                             ENGELHARD CORPORATION

Obligations," of the Notes to Consolidated Financial Statements for foreign currency instruments used to hedge metal-related transactions):

                                                -------------------------------
                                                     1998             1997
FOREIGN CURRENCY FORWARD CONTRACTS INFORMATION   BUY     SELL      BUY     SELL
----------------------------------------------  -----    -----    -----    ----
(in millions)
Deutsche Mark                                   $  --    $34.7    $  --    $ --
Korean Won                                         --       --     14.3      --
Japanese Yen                                     16.0     19.6       --     1.2
French Franc                                       --      5.9      2.4      --
Finnish Markka                                     --       --       --     1.4
Netherlands Guilder                              30.1      4.3       --      --
Thai Baht                                          --      0.2       --      --
Peru Soles                                        4.4      9.0       --      --
Swedish Krona                                      --      1.2       --      --
Italian Lira                                       --      1.9       --     1.4
                                                -----    -----    -----    ----
          Total open foreign currency forward
            contracts                           $50.5    $76.8    $16.7    $4.0
                                                =====    =====    =====    ====

None of these contracts exceeds a year in duration and the net amount of deferred income and expense on foreign currency forward contracts had no impact on financial position or results of operations in 1998, 1997 and 1996.

Interest Rate Instruments
In 1998, the Company entered into two treasury lock agreements which were settled in March 1999.

In 1997, the Company entered into five forward starting swaps commencing in 1998, which were closed concurrent with the debt issuance.

In 1996, in connection with the $150 million 7% Notes due 2001 and the $100 million 7.375% Notes due 2006, the Company entered into ten forward starting swaps, which were closed concurrent with the debt issuance. The resulting impact on the weighted-average interest rate for 1998 and 1997 was not material.

The Company entered into an interest rate swap agreement in 1993 to change certain fixed rate debt into floating rate debt. The impact of this swap contract, which terminated in 1996, was to increase interest expense by $0.6 million in 1996.

NOTE NINE--SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At December 31, 1998, the Company had an unsecured committed revolving credit agreement for $600 million with a group of North American money center banks and major foreign banks which expires in the year 2002. In connection with its credit facility, the Company has agreed to certain covenants, none of which is considered restrictive to the operations of the Company. Facility fees are paid to the bank group for this line.

At December 31, 1998 and 1997, short-term bank borrowings were $185.0 million and $164.2 million, respectively. Weighted-average interest rates were 5.5%, 5.9% and 5.7% during 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, long-term debt due within one year was $5.0 million and $0.2 million, respectively.

                             ENGELHARD CORPORATION

At December 31, 1998 and 1997, commercial paper borrowings were $65.0 million and $85.0 million, respectively. Weighted-average interest rates were 5.5%, 5.8% and 5.5% during 1998, 1997 and 1996, respectively.

Additional unused, uncommitted lines of credit available exceeded $670 million at December 31, 1998. The Company's lines of credit with its banks are available in accordance with normal terms for prime commercial borrowers and are not subject to commitment fees or other restrictions.

The following table sets forth the components of long-term debt:

                                                              ----------------
DEBT INFORMATION                                               1998      1997
----------------                                              ------    ------
(in millions)
Notes, with a weighted-average interest rate of 6.53%, due
  2000                                                        $ 99.8    $ 99.7
Notes acquired, with a weighted-average interest rate of
  12.0%, due 2003-2006                                          14.1      14.1
7% Notes, due 2001, net of discount                            149.4     149.2
7.375% Notes, due 2006, net of discount                         99.5      99.4
6.95% Notes, due 2028, net of discount                         118.4        --
Industrial revenue bonds, 64.5% of prime rate, due 1999          4.5       4.5
Industrial revenue bonds, 5.375%, due 2006                       6.5       6.5
Industrial revenue bonds, variable rate, due 2020                8.5        --
Foreign bank loans with a weighted-average interest rate of
  7.0%, due 2000                                                 0.4       0.1
Other, with weighted-average rate of 5.5%, due 1999-2000         1.3       0.3
                                                              ------    ------
                                                               502.4     373.8
Amounts due within one year                                      5.0       0.2
                                                              ------    ------
          Total long-term debt                                $497.4    $373.6
                                                              ======    ======

As of December 31, 1998, the aggregate maturities of long-term debt for the succeeding five years are as follows: $5.0 million in 1999, $101.0 million in 2000, $149.4 million in 2001, zero in 2002, $0.1 million in 2003 and $246.9 million thereafter. See Note 8 of the Notes to Consolidated Financial Statements, "Financial Instruments," for a discussion about interest rate swap agreements.

Interest expense was $58.9 million in 1998, compared with $52.8 million in 1997 and $45.0 million in 1996. Interest income, included as a component of net sales, was $2.3 million in 1998, $1.1 million in 1997 and $1.8 million in 1996.

                             ENGELHARD CORPORATION

NOTE TEN--INCOME TAXES

The components of income tax expense are shown in the following table:

                                                    ------------------------
INCOME TAX EXPENSE                                  1998      1997     1996
------------------                                  -----    ------    -----
(in millions)
Current income tax expense
  Federal                                           $39.5    $ 27.9    $21.7
  State                                               7.9       4.5      2.1
  Foreign                                            22.4      22.7     11.0
                                                    -----    ------    -----
                                                     69.8      55.1     34.8
                                                    -----    ------    -----
Deferred income tax expense
  Federal                                             1.9       2.9     16.6
  State                                              (1.0)      0.1      3.0
  Foreign                                             8.6     (17.4)     4.7
  Changes in tax rates                               (0.8)     (1.1)      --
  Loss carryforwards/tax credits                     (5.0)     (1.6)     0.4
                                                    -----    ------    -----
                                                      3.7     (17.1)    24.7
                                                    -----    ------    -----
Income tax expense                                  $73.5    $ 38.0    $59.5
                                                    =====    ======    =====

The foreign portion of earnings before income tax expense was $77.9 million in 1998, $13.8 million in 1997 and $50.6 million in 1996. Taxes on income of foreign consolidated subsidiaries and affiliates are provided at the tax rates applicable to their respective foreign tax jurisdictions.

The following table sets forth the components of the net deferred tax asset which results from temporary differences between the amounts of assets and liabilities recognized for financial reporting and tax purposes:

                                                            ----------------
NET DEFERRED INCOME TAX ASSET                                1998      1997
-----------------------------                               ------    ------
(in millions)
Deferred tax assets
  Accrued liabilities                                       $ 77.4    $ 48.5
  Noncurrent liabilities                                      79.4      82.4
  Tax credits/carryforwards                                   38.1      32.7
                                                            ------    ------
Total deferred tax assets                                    194.9     163.6
                                                            ------    ------
Deferred tax liabilities
  Prepaid pension expense                                    (36.4)    (38.0)
  Property, plant and equipment                              (15.5)     (8.4)
  Other assets                                               (31.1)    (16.1)
                                                            ------    ------
Total deferred tax liabilities                               (83.0)    (62.5)
                                                            ------    ------
Valuation allowance                                           (5.9)    (13.0)
                                                            ------    ------
Net deferred tax asset                                      $106.0    $ 88.1
                                                            ------    ------

In 1997, the Company recorded special and other charges of $149.6 million. A net deferred tax asset was provided with respect to this charge. The tax benefit was net of a valuation allowance

                             ENGELHARD CORPORATION
against the capital loss carryforwards expected to be generated by some of these charges. In 1998, the Company disposed of certain capital assets and thereby realized capital gains. The Company also anticipates that additional capital gains will be realized in 1999. Therefore, the valuation allowance recorded in 1997 against the capital loss carryforwards was reduced in 1998 by $7.1 million.

As of December 31, 1998, the Company had approximately $17.6 million of nonexpiring alternative minimum tax credit carryforwards available to offset future U.S. federal income taxes. Also, as of December 31, 1998, the Company had approximately $3.8 million of domestic capital loss carryforwards expiring in 2003 and approximately $5.4 million of foreign investment tax credits expiring in 2000 available to offset certain future foreign income taxes. Management believes that the Company will generate sufficient taxable income and employ tax planning strategies to ensure realization of these tax benefits.

A reconciliation of the difference between the Company's consolidated income tax expense and the expense computed at the federal statutory rate is shown in the following table:

                                                   --------------------------
CONSOLIDATED INCOME TAX EXPENSE RECONCILIATION      1998      1997      1996
----------------------------------------------     ------    ------    ------
(in millions)
Income tax expense at federal statutory rate       $ 91.2    $ 30.0    $ 73.5
State income taxes, net of federal effect             5.1       2.3       3.3
Percentage depletion                                (13.5)    (14.0)    (13.4)
Equity earnings                                      (1.3)     14.0      (1.0)
Effect of different tax rates on foreign
  earnings, net                                       4.3       1.4       0.2
Tax credits/carrybacks                               (2.3)     (2.8)     (0.8)
Foreign sales corporation                            (7.4)     (6.8)     (5.0)
Non-deductible goodwill                               2.0       2.2       1.3
Valuation allowance                                  (7.1)     13.0        --
Other items, net                                      2.5      (1.3)      1.4
                                                   ------    ------    ------
Income tax expense                                 $ 73.5    $ 38.0    $ 59.5
                                                   ======    ======    ======

At December 31, 1998, the Company's share of the cumulative undistributed earnings of foreign subsidiaries was approximately $259.2 million. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries because such earnings are expected to be reinvested indefinitely in the subsidiaries' operations. It is not practical to estimate the amount of additional tax that might be payable on these foreign earnings in the event of distribution or sale; however, under existing law, foreign tax credits would be available to substantially reduce, or in some cases eliminate, U.S. taxes payable.

NOTE ELEVEN--RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has raw material supply arrangements with entities in which Anglo American Corporation of South Africa Limited has material interests and with Engelhard-CLAL and its subsidiaries. Anglo, indirectly through Minorco S.A., holds a significant minority interest in the common stock of the Company. Engelhard-CLAL is a 50% owned joint venture. The Company's transactions with such entities amounted to: purchases-from of $176.3 million in 1998, $101.2 million in 1997 and $203.2 million in 1996;
sales-to of $1.7 million in 1998, $42.2 million in 1997 and $513.5 million in 1996; and metal leasing-to of

                             ENGELHARD CORPORATION

$17.5 million in 1998, $16.3 million in 1997 and $37.7 million in 1996. At December 31, 1998 and 1997, amounts due to such entities totaled $8.6 million and $5.3 million, respectively. Also, see Note 20 of the Notes to Consolidated Financial Statements for a discussion of Engelhard's announcement that it has reached an agreement to purchase shares of Engelhard stock owned by Minorco.

NOTE TWELVE--BENEFITS

The Company has domestic and foreign pension plans covering substantially all employees. Plans covering most salaried employees generally provide benefits based on years of service and the employee's final average compensation. Plans covering most hourly bargaining unit members generally provide benefits of stated amounts for each year of service. The Company makes contributions to the plans as required and to such extent contributions are currently deductible for tax purposes. Plan assets primarily consist of listed stocks and fixed income securities.

The following table sets forth the plans' funded status:

                                                           ----------------
FUNDED STATUS                                               1998      1997
-------------                                              ------    ------
(in millions)
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year          $328.7    $297.3
Service cost                                                 12.1      10.1
Interest cost                                                23.6      22.7
Plan amendments                                               6.3       0.6
Actuarial losses                                             37.9      20.9
Benefits paid                                               (24.5)    (22.3)
Business combinations                                         0.7       3.2
Curtailments                                                 (1.0)       --
Special termination benefits                                  0.4        --
Foreign exchange                                              1.9      (3.8)
                                                           ------    ------
Projected benefit obligation at end of year                $386.1    $328.7
                                                           ======    ======

                             ENGELHARD CORPORATION

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year             $374.7    $329.4
Actual return on plan assets                                 18.7      62.0
Employer contribution                                         3.4       7.4
Benefits paid                                               (24.5)    (22.3)
Business combinations                                         0.7       3.2
Foreign exchange                                              2.1      (5.0)
                                                           ------    ------
Fair value of plan assets at end of year                   $375.1    $374.7
                                                           ------    ------
Funded status                                              $(11.0)   $ 46.0
Unrecognized net actuarial loss                              77.5      27.2
Unrecognized prior service cost                              10.5       5.9
Unrecognized transition asset, net of amortization           (1.7)     (2.7)
Fourth quarter contribution                                   0.2       0.2
                                                           ------    ------
Prepaid pension asset                                      $ 75.5    $ 76.6
                                                           ======    ======
Amounts recognized in the statement of financial position
  consist of:
Prepaid benefit cost                                       $ 79.8    $ 80.4
Accrued benefit liability                                    (4.3)     (3.8)
Intangible asset                                             (2.5)       --
Accumulated other comprehensive income                       (3.9)       --
                                                           ------    ------
Net amount recognized                                      $ 69.1    $ 76.6
                                                           ======    ======

The prepaid pension asset balances of $75.5 million and $76.6 million at December 31, 1998 and December 31, 1997, respectively, are included in other noncurrent assets in the Company's consolidated balance sheets. In 1998, the Company recorded a minimum pension liability adjustment amounting to $3.9 million. This adjustment was recognized and charged to accumulated other comprehensive income/(loss).

The components of the net pension credit for all plans are shown in the following table:

                                                   --------------------------
NET PERIODIC PENSION CREDIT                         1998      1997      1996
---------------------------                        ------    ------    ------
(in millions)
Service cost                                       $ 12.1    $ 10.1    $  8.9
Interest cost                                        23.6      22.7      20.3
Expected return on plan assets                      (34.7)    (32.4)    (30.0)
Amortization of prior service cost                    1.6       0.8       0.9
Amortization of transition asset                     (1.0)     (3.0)     (3.0)
Recognized actuarial loss                             2.4       1.4       1.1
Curtailment gain                                     (1.0)       --        --
                                                   ------    ------    ------
Net periodic pension expense/(credit)              $  3.0    $ (0.4)   $ (1.8)
                                                   ======    ======    ======

The discount rates used in determining the actuarial present value of the projected benefit obligation are 6.00% to 6.75% in 1998, 6.00% to 7.50% in 1997 and 6.50% to 8.50% in 1996. The expected increase in future compensation levels was 3.00% to 4.00% in 1998, 3.00% to 5.00% in 1997 and 3.00% to 6.00% in 1996.
The expected long-term rate of return on assets was 8.50% to 10.50% in 1998 and 1997 and 7.50% to 10.50% in 1996. The aggregate ABO (Accumulated Benefit

                             ENGELHARD CORPORATION

Obligation) for those plans with ABO's in excess of plan assets is $38.1 million in 1998. The aggregate fair value of assets for those plans with ABO's in excess of plan assets is $28.2 million in 1998.

The Company also sponsors three savings plans covering certain salaried and hourly paid employees. The Company's contributions, which may equal up to 50% of certain employee contributions, were $3.2 million in 1998, $2.9 million in 1997 and $2.4 million in 1996.

The Company also currently provides postretirement medical and life insurance benefits to certain retirees (and their spouses), certain disabled employees (and their families) and spouses of certain deceased employees. Substantially all U.S. salaried employees and certain hourly paid employees are eligible for these benefits, which are paid through the Company's general health care and life insurance programs, except for certain medicare-eligible salaried and hourly retirees who are provided a defined contribution towards the cost of a partially insured health plan. In addition, the Company provides postemployment benefits to former or inactive employees after employment but before retirement. These benefits are substantially similar to the postretirement benefits but cover a much smaller group of employees.

The following table sets forth the components of the accrued postretirement and postemployment benefit obligation, all of which are unfunded:

                                                           ----------------
POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS                  1998      1997
------------------------------------------                 ------    ------
(in millions)
Change in benefit obligation
Benefit obligation at beginning of year                    $111.5    $113.8
Service cost                                                  3.0       2.3
Interest cost                                                 8.0       8.5
Actuarial (gains) losses                                     15.3      (1.5)
Business combinations                                         0.8        --
Benefits paid                                               (10.5)    (11.6)
                                                           ------    ------
Benefit obligation at end of year                          $128.1    $111.5
                                                           ------    ------
Unrecognized net gain (loss)                                (10.0)      5.9
Unrecognized prior service cost                              33.2      39.0
Fourth quarter contribution                                  (2.5)     (3.1)
                                                           ------    ------
Accrued benefit obligation                                 $148.8    $153.3
                                                           ======    ======

The postretirement and postemployment benefit balances of $148.8 million and $153.3 million at December 31, 1998 and December 31, 1997, respectively, are included in other noncurrent liabilities in the Company's consolidated balance sheets.

                             ENGELHARD CORPORATION

The components of the net expense for these postretirement and postemployment benefits are shown in the following table:

                                                      -----------------------
POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS            1998     1997     1996
------------------------------------------            -----    -----    -----
(in millions)
Components of net periodic benefit cost
Service cost                                          $ 3.0    $ 2.3    $ 2.4
Interest cost                                           8.0      8.5      8.1
Net amortization                                       (5.8)    (6.0)    (5.5)
                                                      -----    -----    -----
Net periodic benefit cost                             $ 5.2    $ 4.8    $ 5.0
                                                      =====    =====    =====

The weighted-average discount rate used in determining the actuarial present value of the accumulated postretirement and postemployment benefit obligation for 1998 is 6.75%. The average assumed health care cost trend rate used for 1998 is 8%, gradually decreasing to 5% by 2005. A 1% increase in the assumed health care cost trend rate would have increased aggregate service and interest cost in 1998 by $0.8 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 1998 by $6.6 million. A 1% decrease in the assumed healthcare cost trend rate would have decreased aggregate service and interest cost in 1998 by $1.3 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 1998 by $11.1 million.

NOTE THIRTEEN--STOCK OPTION AND BONUS PLANS

The Company's Stock Option Plans of 1991 and 1981, as amended (the Key Option Plans) generally provide for the granting to key employees of options to purchase an aggregate of 16,875,000 and 6,834,375 common shares, respectively, at fair market value on the date of grant. No options under the Key Option Plans may be granted after June 30, 2001.

In 1993, the Company established the Employee Stock Option Plan of 1993, as amended, which generally provided for the granting to all employees (excluding U.S. bargaining unit employees and key employees eligible under the Key Option Plans) of options to purchase an aggregate of 2,812,500 common shares at fair market value on the date of grant. No additional options may be granted under this plan. In 1995, the Company established the Directors Stock Options Plan, which generally provides for the granting to each nonemployee director the option to purchase up to 3,000 common shares at the fair market value on the date of grant. Options under all plans become exercisable in four installments beginning after one year, and no options may be exercised after 10 years from the date of grant. Outstanding options may be canceled and reissued under terms specified in the plan documents.

Had compensation cost for the Company's two stock option plans been determined based on the fair value at grant date for awards in 1998, 1997 and 1996 consistent with the provisions of

                             ENGELHARD CORPORATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company's net earnings and earnings per share would have been as follows:

                                                  -------------------------
PRO FORMA INFORMATION                              1998     1997      1996
---------------------                             ------    -----    ------
(in millions, except per share data)
Net earnings--as reported                         $187.1    $47.8    $150.4
Net earnings--pro forma                            179.4     41.4     145.0
Basic earnings per share--as reported               1.30     0.33      1.05
Basic earnings per share--pro forma                 1.24     0.29      1.01
Diluted earnings per share--as reported             1.29     0.33      1.03
Diluted earnings per share--pro forma               1.23     0.28      1.00

The pro forma amounts shown above are not representative of the effects on net earnings or earnings per share in future years because only options granted after January 1, 1995 have been included in the above numbers, and the full net earnings effect is recognized over the vesting period, typically four years. The weighted-average fair value at date of grant for options granted during 1998, 1997 and 1996 was $5.07, $5.74 and $7.37, respectively. Fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for option grants in 1998, 1997 and 1996: dividend yield of 1.3% to 2.3%, expected volatility of 31% to 32%; risk free interest rate of 4.5% to 6.5%; and expected life of 4 to 5 years.

Stock option transactions under all plans are as follows:

                       ----------------------------------------------------------------------------------------------
                                   1998                             1997                             1996
                                    WEIGHTED AVERAGE                 WEIGHTED AVERAGE                WEIGHTED AVERAGE
                         NUMBER      EXERCISE PRICE       NUMBER      EXERCISE PRICE      NUMBER      EXERCISE PRICE
                       OF SHARES       PER SHARE        OF SHARES       PER SHARE        OF SHARES      PER SHARE
                       ----------   ----------------    ----------   ----------------    ---------   ----------------
Outstanding at
  beginning of year    11,730,245             $17.93     9,187,945             $17.43    7,901,801             $17.08
Granted                 2,903,190             $18.59     2,935,789             $19.13    2,006,572             $21.65
Forfeited                (320,162)            $20.61       (62,643)            $19.04     (351,168)            $16.03
Exercised                (229,125)            $12.67      (330,846)            $13.44     (369,260)            $11.52
                       ----------             ------    ----------             ------    ---------             ------
Outstanding at end of
  year                 14,084,148             $18.17    11,730,245             $17.93    9,187,945             $17.43
Exercisable at end of
  year                  8,108,731             $17.45     5,850,724             $16.53    4,652,411             $15.55
Available for future
  grants                3,864,065                        6,447,093                       9,320,239

                             ENGELHARD CORPORATION

The following table summarizes information about fixed-price options outstanding at December 31, 1998:

                        --------------------------------------------------------------------
                                  OPTIONS OUTSTANDING
                                        WEIGHTED-                     OPTIONS EXERCISABLE
                                         AVERAGE       WEIGHTED-                   WEIGHTED-
                          NUMBER        REMAINING       AVERAGE       NUMBER        AVERAGE
RANGE OF                OUTSTANDING    CONTRACTUAL     EXERCISE     EXERCISABLE    EXERCISE
EXERCISE PRICES         AT 12/31/98    LIFE (YEARS)      PRICE      AT 12/31/98      PRICE
---------------         -----------    ------------    ---------    -----------    ---------
$5.54 to 9.46              497,555               2        $ 7.91        497,555       $ 7.91
11.45 to 19.14           2,058,510               5         16.91      2,058,510        16.91
14.21 to 19.06           2,096,036               6         16.18      2,096,036        16.18
16.83 to 22.38           1,868,448               7         18.99      1,515,040        19.00
19.00 to 23.88           1,910,887               8         21.54      1,164,846        21.53
18.56 to 20.91           2,786,397               9         19.13        749,873        19.31
17.34 to 21.69           2,866,315              10         18.60         26,871        17.56
                        ----------             ---       -------    -----------      -------
                        14,084,148                        $18.17      8,108,731       $17.45

The Company's Key Employee Stock Bonus Plan, as amended (the Bonus Plan) provides for the award of up to 15,187,500 common shares to key employees as compensation for future services, not exceeding 1,518,750 shares in any year (plus any canceled awards or shares available for award, but not previously awarded). The Bonus Plan terminates on June 30, 2006. Shares awarded vest in five annual installments, provided the recipient is still employed by the Company on the vesting date. Compensation value is measured on the date the award is granted. In 1998 and 1997, the Company granted 197,000 and 193,000 shares to key employees at a fair value of $17.54 and $20.25, respectively, per share.

Compensation expense relating to stock awards was $3.9 million in 1998, $5.2 million in 1997 and $7.0 million in 1996. Shares awarded, net of cancellations, are included in average shares outstanding.

Engelhard has certain deferred compensation arrangements where shares earned under the Engelhard stock bonus plan are deferred and placed in a "Rabbi Trust". Under certain conditions, the plan permits the employees to convert their deferred stock balance to deferred cash. In the third quarter of 1998, the Company adopted the provisions of Emerging Issues Task Force ("EITF") 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested". This EITF requires Engelhard to consolidate into its financial statements the net assets of the trust. The impact to the third quarter, 1998 consolidated financial statements was a $20.1 million increase in treasury stock (measured at historical cost); the recording of a $23.7 million deferred compensation obligation (measured on the reporting date by fair value of the Engelhard common stock held in the trust on behalf of the employees); and a charge to equity for the $3.6 million difference (referred to as the "transition differential"). After the transition date but prior to final settlement, increases/ decreases in the deferred compensation liability will be recognized (1) in equity to the extent that the share price change falls within the transition differential, or (2) in income to the extent that the share change falls outside the transition differential.

During the fourth quarter of 1998, the Company recognized a charge to expense of $2.4 million as a result of an increase in the stock price from $17.69 at September 30, 1998 to $19.50 at December 31, 1998. For the year ended December 31, 1998, the total charge to expense as a result of adopting EITF 97-14 was $2.4 million. The total value of the Rabbi Trust at December 31, 1998 was $26.1 million.

                             ENGELHARD CORPORATION

NOTE FOURTEEN--EARNINGS PER SHARE

Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS
128) specifies the computation, presentation, and disclosure requirements for basic and diluted earnings per share (EPS). The following table represents the computation of basic and diluted EPS as required by SFAS 128.

EARNINGS PER SHARE COMPUTATIONS           --------------------------------
YEAR ENDED DECEMBER 31                      1998        1997        1996
-------------------------------           --------    --------    --------
(in thousands, except per share data)
Basic EPS Computation
Net income applicable to common shares    $187,084    $ 47,778    $150,447
Average number of shares outstanding       144,157     144,270     143,810
                                          --------    --------    --------
Basic earnings per share                  $   1.30    $   0.33    $   1.05
                                          --------    --------    --------
Diluted EPS Computation Net income
  applicable to common shares             $187,084    $ 47,778    $150,447
                                          --------    --------    --------
Average number of shares outstanding       144,157     144,270     143,810
Effect of dilutive stock options               818       1,667       1,914
Effect of Rabbi Trust                          391          --          --
                                          --------    --------    --------
          Total number of shares
            outstanding                    145,366     145,937     145,724
                                          --------    --------    --------
Diluted earnings per share                $   1.29    $   0.33    $   1.03
                                          --------    --------    --------

Options to purchase additional shares of common stock of 2,886,768 (at a price range of $19.72 to $23.88), 1,775,827 (at a price range of $20.91 to $23.88), and 1,757,223 (at a price range of $22.38 to $23.88) were outstanding at the end of 1998, 1997 and 1996, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average annual market price of the common shares. Shares held in the Rabbi Trust were included in basic and diluted shares outstanding until adoption of EITF 97-14 (as of September 30, 1998) at which point they were considered treasury stock and excluded from basic shares outstanding.

NOTE FIFTEEN--BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

The Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" in the fourth quarter of 1998. SFAS No. 131 requires a new basis of determining reportable business segments, i.e., the management reporting approach. This approach designates the Company's internal organizational structure as used by management for making operating decisions and assessing performance, as the source of business segments. On this basis, the Company has five reportable business segments: Environmental Technologies, Process Technologies, Paper Pigments and Additives, Specialty Pigments and Additives, and Industrial Commodities Management. Segment results, as well as selected geographic data, are presented on this new basis in 1998, as well as 1997 and 1996.

Items that are allocated to the segment results include various corporate overhead charges such as expenses for information technology, research and development, and site management. Unallocated items include interest expense, royalty income, sale of inventory accounted for under the LIFO method, special and other charges and other miscellaneous Corporate items.

                             ENGELHARD CORPORATION

The Environmental Technologies segment, located principally in the United States, Europe and South Africa, develops and markets sophisticated emission-control technologies and systems that enable customers to cost effectively meet stringent environmental regulations.

The Process Technologies segment, located principally in the United States and Europe, enables customers to improve the productivity, efficiency, environmental compliance and safety of their processes through advanced chemical and polymerization catalysts, sorbents and separation products and related manufacturing expertise. In addition, the segment manufactures advanced cracking and hydroprocessing technologies that enable petroleum refiners to more efficiently produce gasoline, transportation fuels and heating oils.

The Paper Pigments and Additives segment, located principally in the United States, Finland and Japan, provides kaolin-based performance products used as coating and extender pigments by the paper industry. These pigments provide the opacity, brightness, gloss and printability in paper products.

The Specialty Pigments and Additives segment, located principally in the United States and South Korea, provides functional additives to customers in a broad array of markets including coatings, plastics, cosmetics and construction. The segment also provides iridescent films used in a variety of creative, decorative and packaging applications. These products help customers improve the look, performance and overall cost of their products.

The Industrial Commodities Management segment, located principally in the United States, Europe and Japan, purchases and sells precious metals, base metals and related products. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price risk management requirements of the Company, its customers and suppliers. Additionally, it offers related services for precious-metals refining and produces salts and solutions.

Within the "All Other" category, sales to external customers are primarily from the Engineered Materials business; operating earnings/(losses) are derived primarily from the Engineered Materials business, the sale of inventory accounted for under the LIFO method, royalty income and other miscellaneous income and expense items not related to the reportable segments.

                             ENGELHARD CORPORATION

The following table presents certain data by business segment:

                       ----------------------------------------------------------------------------------------------------------
                                                        PAPER     SPECIALTY
BUSINESS                                              PIGMENTS    PIGMENTS    INDUSTRIAL    REPORTABLE
SEGMENT                ENVIRONMENTAL     PROCESS         AND         AND      COMMODITIES    SEGMENTS        ALL
INFORMATION            TECHNOLOGIES    TECHNOLOGIES   ADDITIVES   ADDITIVES   MANAGEMENT    SUB-TOTAL       OTHER         TOTAL
-----------            -------------   ------------   ---------   ---------   -----------   ----------      ------       --------
(in millions)
1998
Sales to external
  customers                   $558.5         $533.3      $239.4      $349.0      $2,346.8   $4,027.0        $147.6       $4,174.6
Operating earnings              83.5           78.5        35.8        42.0          48.4      288.2(1)       21.2          309.4
Interest expense                  --             --          --          --            --         --          58.9           58.9
Depreciation,
  depletion &
  amortization                  16.9           24.4        24.6        22.4           1.6       89.9          11.0          100.9
Equity in earnings
  (losses) of
  affiliates                    (0.5)          (1.2)         --          --            --       (1.7)         11.8           10.1
        Total assets           376.5          595.3(2)     358.3      509.4         611.5    2,451.0         415.3        2,866.3
Equity investments               4.2            0.7         1.3          --            --        6.2         147.4          153.6
Capital expenditures            27.5           27.4        27.4        25.6           3.6      111.5           5.0          116.5
                              ------         ------      ------      ------       -------   ---------       ------        -------
1997
Sales to external
  customers                   $512.4         $447.5      $242.0      $349.0      $1,954.0   $3,504.9        $125.8       $3,630.7
Operating earnings/
  (losses)                      68.3           55.6        33.9        64.3          44.9      267.0         (80.9)(1)      186.1
Interest expense                  --             --          --          --            --         --          52.8           52.8
Depreciation,
  depletion &
  amortization                  15.6           19.3        23.5        20.1           1.0       79.5           8.6           88.1
Equity in earnings
  (losses) of
  affiliates                     1.1            0.1        (0.6)         --            --        0.6         (48.4)(3)      (47.8)
Total assets(4)                331.3          371.1       348.2       515.4         550.4    2,116.4         469.9        2,586.3
Equity investments               8.8            1.9         1.3          --            --       12.0         144.1          156.1
Capital expenditures            28.6           33.6        37.5        21.8           2.7      124.2          12.7          136.9
                              ------         ------      ------      ------       -------   ---------       ------        -------

                             ENGELHARD CORPORATION

                       ----------------------------------------------------------------------------------------------------------
                                                        PAPER     SPECIALTY
BUSINESS                                              PIGMENTS    PIGMENTS    INDUSTRIAL    REPORTABLE
SEGMENT                ENVIRONMENTAL     PROCESS         AND         AND      COMMODITIES    SEGMENTS        ALL
INFORMATION            TECHNOLOGIES    TECHNOLOGIES   ADDITIVES   ADDITIVES   MANAGEMENT    SUB-TOTAL       OTHER         TOTAL
-----------            -------------   ------------   ---------   ---------   -----------   ----------      ------       --------
1996
Sales to external
  customers                   $465.7         $433.3      $237.6      $260.5      $1,659.1   $3,056.2        $128.2       $3,184.4
Operating earnings              53.9           58.6        41.9        39.1          21.3      214.8          42.8(1)       257.6
Interest expense                  --             --          --          --            --         --          45.0           45.0
Depreciation,
  depletion &
  amortization                  14.0           18.9        22.2        14.6           0.6       70.3           4.6           74.9
Equity in earnings
  (losses) of
  affiliates                     0.7            0.6          --          --            --        1.3          (6.3)          (5.0)
Total assets                   298.1          362.3       328.6       451.1         441.0    1,881.1         609.4        2,490.5
Equity investments               7.6            1.9         1.9          --            --       11.4         206.1          217.5
Capital expenditures            35.6           37.6        33.0         9.9           2.1      118.2          10.0          128.2
                              ------         ------      ------      ------       -------   ---------       ------        -------

---------------
(1) Includes pre-tax gains on the sale of certain inventories accounted for under the LIFO method of $8.2 million in 1998, $3.3 million in 1997 and $5.4 million in 1996. In addition, the 1997 amount includes special and other charges of $104.8 million.

(2) The total assets of the Process Technologies segment reflect the acquisition of the Mallinckrodt businesses in May 1998.

(3) Includes special and other charges of $44.8 million in 1997.

(4) The special and other charges in 1997 reduced total assets by $21.7 million in the Environmental Technologies segment, $27.3 million in the Process Technologies segment, $0.8 million in the Specialty Pigments and Additives segment, $39.0 million in Industrial Commodities Management and $44.8 million in All Other (see Note 3 of the Notes to Consolidated Financial Statements, "Special and Other Charges," of the Notes to Consolidated Financial Statements).

                             ENGELHARD CORPORATION

The following table presents certain data by geographic area:

                                            --------------------------------
GEOGRAPHIC AREA DATA                          1998        1997        1996
--------------------                        --------    --------    --------
(in millions)
Sales to External Customers:
United States                               $2,824.1    $2,455.0    $1,910.9
International                                1,350.5     1,175.7     1,273.5
                                            --------    --------    --------
          Total consolidated sales to
            external customers              $4,174.6    $3,630.7    $3,184.4
                                            --------    --------    --------
Property, Plant and Equipment, Net:
  United States                             $  791.6    $  718.3    $  657.7
  International                                 84.9        69.9        87.0
                                            --------    --------    --------
          Total Property, Plant and
            Equipment, net                  $  876.5    $  788.2    $  744.7
                                            --------    --------    --------

The special and other charges in 1997 reduced total assets by $32.6 million in the United States and by $101.0 million in Europe. The Company's international operations are predominantly based in Europe.

                             ENGELHARD CORPORATION

The following table reconciles segment operating earnings with earnings before income taxes as shown in the Consolidated Statements of Earnings:

                                            --------------------------------
SEGMENT RECONCILIATIONS                       1998        1997        1996
-----------------------                     --------    --------    --------
(in millions)
Total Sales to External Customers:
  Total sales for reportable segments       $4,027.0    $3,504.9    $3,056.2
  Sales for other business units               107.1       113.4       122.3
  All other                                     40.5        12.4         5.9
                                            --------    --------    --------
Total consolidated sales to external
  customers                                 $4,174.6    $3,630.7    $3,184.4
                                            ========    ========    ========
Earnings Before Income Taxes:
  Operating earnings for reportable
     segments                               $  288.2    $  267.0    $  214.8
  Operating earnings for other business
     units                                       5.7         4.2        12.1
  Special and other charges                       --      (104.8)         --
  Other operating earnings                      15.5        19.7        30.7
                                            --------    --------    --------
Total operating earnings                    $  309.4    $  186.1    $  257.6
  Interest expense                             (58.9)      (52.8)      (45.0)
  Equity in earnings (losses) of
     affiliates                                 10.1        (3.0)       (5.0)
  Special and other charges                       --       (44.8)         --
  Gain on sale of investment                      --         0.3         2.4
                                            --------    --------    --------
Earnings before income taxes                $  260.6    $   85.8    $  210.0
                                            ========    ========    ========
Total Assets Total assets for reportable
  segments                                  $2,451.0    $2,116.4    $1,881.1
  Assets for other business units               27.1        23.3        24.2
  Other assets                                 388.2       446.6       585.2
                                            --------    --------    --------
Total consolidated assets                   $2,866.3    $2,586.3    $2,490.5
                                            ========    ========    ========

For the year ended December 31, 1996, Engelhard-CLAL, a related party and a customer of the Environmental Technologies and Industrial Commodities Management segments, accounted for approximately $513 million (16%) of the Company's net sales.

Ford Motor Company, a customer of the Environmental Technologies and Industrial Commodities Management segments, accounted for approximately $731 million (18%) of the Company's net sales in 1998 and approximately $443 million (12%) of the Company's net sales in 1997.

NOTE SIXTEEN--LEASE COMMITMENTS

The Company rents real property and equipment under long-term operating leases. Future minimum rental payments required under noncancellable operating leases, having initial or remaining lease terms in excess of one year, are $12.0 million in 1999, $11.0 million in 2000, $9.8 million in 2001, $9.5 million in 2002, $9.4 million in 2003 and $92.6 million thereafter. Rental/lease expense, including all leases, amounted to $10.7 million in 1998, $9.2 million in 1997 and $11.8 million in 1996. In December 1998, the Company entered into a sales-leaseback transaction for property that served as the principal executive and administrative offices of the Company and its operating businesses. The term of the lease is twenty years.

                             ENGELHARD CORPORATION

NOTE SEVENTEEN--ENVIRONMENTAL COSTS

With the oversight of environmental agencies, the Company is currently preparing, has under review, or is implementing, environmental investigations and cleanup plans at several currently or formerly owned and/or operated sites, including Plainville, MA, Salt Lake City, UT and Attapulgus, GA. The Company is continuing to investigate contamination at Plainville under a 1993 agreement with the United States Environmental Protection Agency (EPA) and is awaiting approval of a decommissioning plan by the State of Massachusetts under authority delegated by the Nuclear Regulatory Commission. Investigation of the environmental status at the Salt Lake City site continues under a 1993 agreement with the Utah Solid and Hazardous Waste Control Board. An approved reclamation program at the Attapulgus site, under a 1994 consent order with the Georgia Department of Natural Resources, Environmental Protection Division, is complete pending final Department approval.

In addition, seven sites have been identified at which the Company believes liability as a potentially responsible party (PRP) is probable under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or similar state laws (collectively referred to as Superfund) for the cleanup of contamination resulting from the historic disposal of hazardous substances allegedly generated by the Company, among others. Superfund imposes strict, joint and several liability under certain circumstances. In many cases, the dollar amount of the claim is unspecified and claims have been asserted against a number of other entities for the same relief sought from the Company. Based on existing information, the Company believes that it is a de minimis contributor of hazardous substances at a number of the sites referenced above. Subject to the reopening of existing settlement agreements for extraordinary circumstances or natural resource damages, the Company has settled a number of other cleanup proceedings. The Company has also responded to information requests from EPA and state regulatory authorities in connection with other Superfund sites.

The liabilities for environmental cleanup related costs recorded in the consolidated balance sheets at December 31, 1998 and 1997 were $39.5 million and $43.6 million, respectively, including $1.2 million and $3.8 million, respectively, for Superfund sites. These amounts represent those costs which the Company believes are probable and reasonably estimable. Based on currently available information and analysis, the Company's accrual represents approximately 55% of what it believes are the reasonably possible environmental cleanup related costs of a noncapital nature. The estimate of reasonably possible costs is less certain than the probable estimate upon which the accrual is based.

During the past three-year period, cash payments for environmental cleanup related matters were $4.1 million, $6.0 million and $7.0 million for 1998, 1997 and 1996, respectively. The amounts accrued in connection with environmental cleanup related matters were not significant over this time period.

For the past three-year period, environmental related capital projects have averaged less than 10 percent of the Company's total capital expenditure programs, and the expense of environmental compliance (e.g. environmental testing, permits, consultants and in-house staff) was not material.

There can be no assurances that environmental laws and regulations will not become more stringent in the future or that the Company will not incur significant costs in the future to comply with such laws and regulations. Based on existing information and currently enacted environmental laws and regulations, cash payments for environmental cleanup related matters are projected to be $8.0 million for 1999, all of which has already been accrued. Further, the

                             ENGELHARD CORPORATION

Company anticipates that the amounts of capitalized environmental projects and the expense of environmental compliance will approximate current levels. While it is not possible to predict with certainty, management believes that environmental cleanup related reserves at December 31, 1998 are reasonable and adequate and that environmental matters are not expected to have a material adverse effect on financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on operating results or cash flows.

NOTE EIGHTEEN--LITIGATION AND CONTINGENCIES

Various lawsuits, claims and proceedings are pending against the Company. During 1998, 1997 and 1996, the Company provided $2.4 million, $2.8 million and $4.3 million, respectively, for existing legal proceedings.

The Company and certain of its present and former officers have agreed to a Stipulation of Settlement ("Stipulation") of a class action filed in November 1995 which alleged misstatements and omissions in connection with press releases issued in 1995 concerning the Company's PremAir(TM) catalyst systems. In the settlement, which was approved by the Court on December 8, 1998, in exchange for the dismissal of the complaint against all defendants, the Company will pay no more than $7.2 million of a maximum settlement amount of $21.5 million. The balance of the settlement amount will be paid by insurance carried by the Company for such purposes. Because the final settlement amount will depend on the number of eligible shares of the Company's common stock for which claims are submitted, the amounts to be paid by the Company and the insurer could be less (but in no event more) than the above-stated amounts. This matter, if resolved in accordance with the Stipulation, will not have a material adverse effect on the operating results of the Company.

The Company is one of a number of defendants in numerous proceedings which allege that the plaintiffs contracted cancer and/or suffered other injuries from exposure to talc, asbestos or other "toxic" substances purportedly supplied by the Company and other defendants. The Company is also subject to a number of environmental contingencies (see Note 17, "Environmental Costs" of the Notes to Consolidated Financial Statements) and is a defendant in a number of lawsuits covering a wide range of other matters. In some of these matters, the remedies sought or damages claimed are substantial. While it is not possible to predict with certainty the ultimate outcome of these lawsuits or the resolution of the environmental contingencies, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material adverse effect on financial condition. These matters, if resolved in a manner different from management's current expectations, could have a material adverse effect on the operating results or cash flows.

In July 1996, the Securities and Exchange Commission (SEC) issued a formal order of investigation concerning the sales of Engelhard stock by certain of the Company's officers and directors during 1995. Subpoenas for documents and witness testimony were issued by the SEC. In response, the Company provided documents to the SEC and witnesses were examined by the SEC staff during 1996.

In 1998, management learned that Engelhard and several other companies operating in Japan had been victims of a fraudulent scheme involving base-metal inventory held in third-party warehouses in Japan. The inventory loss was approximately $40 million in 1997 and $20 million in 1998. The Company is vigorously pursuing various recovery actions. These actions include negotiations with the various third parties involved and in several instances the commencement of litigation. During 1998, Engelhard recorded a receivable from the insurance carriers and third

                             ENGELHARD CORPORATION
parties involved for approximately $20 million. This amount represents management's and counsel's best estimate of the minimum probable recovery from the various insurance policies and other parties involved in the fraudulent scheme.

In February 1999, the Peruvian taxing authority made public an investigation of the country's gold industry stemming from suspected evasion of value-added tax payments. Engelhard Peru, S.A., a purchaser and exporter of gold, has paid the tax to its vendors for each purchase and then claimed a refund from the Peruvian taxing authority after export. Engelhard typically would post a one-month letter of credit to obtain a prompt refund. Engelhard's refund claims for November and December of 1998 and January of 1999 were approximately $10 million per month. Engelhard has received the refunds for November and December, but, at the request of the government, the letters of credit, in the amount of $20 million, have been extended until July 1999 while the industry investigation is conducted. The refund for January 1999 is going through the claim procedure and remains unpaid. Management believes, based upon consultation with counsel, that all appropriate tax payments have been made and that the Company is entitled to all refunds claimed. However, if the resolution of this matter differs from management's belief, the maximum financial exposure is approximately $30 million. Meanwhile, the Company has suspended any operations that could further increase the value-added tax exposure pending completion of the industry investigation.

NOTE NINETEEN--SUPPLEMENTAL INFORMATION

The following table presents certain supplementary information to the Consolidated Statements of Cash Flows:

SUPPLEMENTARY CASH FLOW INFORMATION

                                            --------------------------------
                                             1998         1997        1996
                                            -------      ------      -------
(in millions)
Cash paid during the year for
  Interest                                  $  49.6      $ 43.9      $  34.2
  Income taxes                                 57.6        29.5         41.3
Change in assets and liabilities--source
  (use) Receivables                         $ (41.1)     $ 43.2      $ (82.1)
  Committed metal positions                   (98.0)      (81.6)       (64.8)
  Inventories                                  23.9       (36.0)       (33.2)
  Other current assets                        (29.5)       24.4         (7.5)
  Other noncurrent assets                      21.8       (68.8)         0.2
  Accounts payable                             41.4        17.1          2.7
  Accrued liabilities                          (7.6)       48.2        (23.5)
  Noncurrent liabilities                      (14.1)      (23.1)         2.5
                                            -------      ------      -------
Net change in assets and liabilities        $(103.2)     $(76.6)     $(205.7)
                                            =======      ======      =======

                             ENGELHARD CORPORATION

The following table presents certain supplementary information to the Consolidated Balance Sheets:

SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                         ------------------
                                                          1998        1997
                                                         ------      ------
(in millions)
Taxes payable                                            $ 63.9      $ 50.4
Payroll-related accruals                                   48.7        45.3
Deferred income                                            17.4         7.1
Interest payable                                           13.5        12.4
Restructuring reserve                                       9.6        22.0
Environmental reserve                                       8.5        10.6
Other                                                      73.6        90.2
                                                         ------      ------
Other current liabilities                                $235.2      $238.0
                                                         ======      ======

NOTE TWENTY--SUBSEQUENT EVENT

On March 2, 1999, Engelhard Corporation announced that it has reached an agreement to purchase approximately 18 million shares of Engelhard stock owned by Minorco, with the remainder of Minorco's 31.8% stake (approximately 28 million shares) to be sold through an underwritten public offering. Engelhard has filed a shelf registration on Form S-3 for those 28 million shares.

Minorco, a Luxembourg-based company, previously announced its intention to divest its 31.8% interest in Engelhard prior to the combination of its businesses with those of Anglo American Corporation of South Africa Limited, which is expected to occur by the end of May 1999.

Under terms of the agreement, Engelhard will purchase approximately 18 million shares at $18.90 per share or the price received by Minorco in the secondary offering less the underwriting spread, whichever is lower. Engelhard also has agreed to purchase up to an additional two million shares if available at the end of the offering. The 20 million shares represent 13.9% of Engelhard's total shares outstanding. In addition, Minorco will compensate Engelhard for the costs and expenses incurred in connection with the transaction.

Engelhard anticipates initially financing the purchase with short-term debt and intends to take steps to reduce its total debt going forward. It is reviewing its portfolio to identify non-core assets and businesses for potential sale and exploring ways to further reduce operating expenses.

Engelhard's purchase of shares and the secondary offering are expected to be completed during the second quarter of 1999.

In October 1998, Standard & Poor's and Moody's Investors Service each placed its ratings of Engelhard Corporation debt on credit watch. The rating action was prompted by Engelhard's announcement that it had hired financial advisors to help the Company explore its strategic alternatives after Minorco announced that it will be divesting its 31.8% interest in Engelhard Corporation. In March 1999, Moody's Investors Service confirmed the A3 ratings on Engelhard's senior unsecured debt and confirmed the Company's commercial paper rating at Prime-2. In addition, in March 1999 Standard & Poor's announced that ratings on Engelhard remain on credit watch, with the implications being revised to "negative" from "developing". If the

                             ENGELHARD CORPORATION
transaction is consummated as described above, Standard & Poor's indicated that it would lower its corporate credit and senior unsecured debt ratings to single-'A' minus from single-'A' and its commercial paper ratings to A-'2' from A-'1'. These rating actions followed the March 2, 1999 announcement discussed above.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of common stock being registered (all amounts are estimated (on the assumption that all shares will be sold in a single transaction), except the SEC registration fee). The selling stockholder will bear all expenses incurred in connection with the sale of the common stock being registered hereby.

SEC registration fee                                          $  138,900
Printing and engraving expenses                                   30,000
Legal fees and expenses                                          200,000
Accounting fees and expenses                                      70,000
Blue Sky fees and expenses                                         5,000
Miscellaneous                                                      6,100
                                                              ==========
          Total                                               $  450,000
                                                              ==========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 145 of the Delaware General Corporation Law provides for indemnification of directors and officers against any legal liability (other than liability arising from derivative suits) if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. In criminal actions, the officer or director must also have no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify an officer or director in a derivative suit if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation unless the officer or director is found liable to the corporation. However, if the Court of Chancery or the court in which the officer or director was found liable determines that the officer or director is fairly and reasonably entitled to indemnity, then the Court of Chancery or such other court may permit indemnity for such officer or director to the extent it deems proper.

The Registrant's Certificate of Incorporation, as amended, provides that no director of the Registrant will be held personally liable to the Registrant or its shareholders for monetary damages of any kind for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of certain unlawful dividend payments or stock redemptions or repurchases in violation of Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. The Registrant's By-Laws provide for the indemnification of each officer and director of the Company to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 16.  EXHIBITS.

Reference is made to the Exhibit Index filed as a part of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

3. That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described under Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin, State of New Jersey, on May 13, 1999.


                                          ENGELHARD CORPORATION

                                          By: /s/ THOMAS P. FITZPATRICK
                                             -----------------------------------
                                              Name: Thomas P. Fitzpatrick
                                              Title:  Senior Vice President and
                                                      Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----
*                                                      Chairman, Chief Executive
---------------------------------------------------      Officer and Director
Name: Orin R. Smith                                      (Principal Executive Officer)    May 13, 1999

/s/ THOMAS P. FITZPATRICK                              Senior Vice President and Chief
---------------------------------------------------      Financial Officer (Principal
Name: Thomas P. Fitzpatrick                              Financial Officer)               May 13, 1999

/s/ DAVID C. WAJSGRAS                                  Controller (Principal
---------------------------------------------------      Accounting Officer)              May 13, 1999
Name: David C. Wajsgras

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Linda G. Alvarado

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Marion H. Antonini

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Anthony W. Lea

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: William R. Loomis, Jr.

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: James V. Napier

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Norma T. Pace

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----
*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Barry W. Perry

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Reuben F. Richards

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Henry R. Slack

*                                                      Director                           May 13, 1999
---------------------------------------------------
Name: Douglas G. Watson

*By: /s/ ARTHUR A. DORNBUSCH, II
     ----------------------------------------------
     Arthur A. Dornbusch, II
     Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER
 -------                               EXHIBIT
  4.1        Rights Agreement, dated as of October 1, 1998, between
             Engelhard Corporation and ChaseMellon Shareholder Services,
             L.L.C., as Rights Agent (incorporated by reference to Form
             8-K filed with the Securities and Exchange Commission on
             October 29, 1998).
  4.2        Restated Certificate of Incorporation (incorporated by
             reference to Form 10, as amended on Form 8-K filed with the
             Securities and Exchange Commission on May 19, 1981).
  4.3        By-laws of the Company as amended September 17, 1981
             (incorporated by reference to Form 10-Q for the quarter
             ended September 30, 1981).
  4.4        Certificate of Amendment to the Restated Certificate of
             Incorporation of the Company (incorporated by reference to
             Form 10-K for the year ended December 31, 1987).
  4.5        Article XVII of the Company's By-laws as amended on May 2,
             1988 (incorporated by reference to Form 8-K filed with the
             Securities and Exchange Commission on May 21, 1988).
  4.6        Certificate of Amendment to the Restated Certificate of
             Incorporation of the Company (incorporated by reference to
             Form 10-Q for the quarter ended March 31, 1993).
  4.7        Certificate of Amendment to the Restated Certificate of
             Incorporation of the Company (incorporated by reference to
             Form 10-Q for the quarter ended May 14, 1996).
  4.8        By-laws of the Company as amended June 12, 1997
             (incorporated by reference to Form 10-Q filed with the
             Securities and Exchange Commission on August 13, 1997).
  4.9        Article II of the Company's By-laws as amended on December
             17, 1998 (incorporated by reference to the Form S-8
             registration statement filed on January 29, 1999).
  5.1        Opinion of Cahill Gordon & Reindel.*
  23.1       Consent of PricewaterhouseCoopers LLP.
  23.2       Consent of Cahill Gordon & Reindel (included in Exhibit
             5.1).
  24.1       Powers of Attorney.*

---------------
* Previously filed.